Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

TPG PACE TECH OPPORTUNITIES CORP.,

TPG PACE TECH MERGER SUB LLC,

TCV VIII (A) VT, INC.,

LCSOF XI VT, INC.,

TPG PACE BLOCKER MERGER SUB I INC.,

TPC PACE BLOCKER MERGER SUB II INC.,

LIVE LEARNING TECHNOLOGIES LLC

and,

solely for the purposes of Section 9.13, Section 9.14 and Section 9.18,

BLOCKER HOLDERS (as hereinafter defined)

Dated as of January 28, 2021

i

SECTION 12.09	Counterparts	99
SECTION 12.10	Specific Performance	99
SECTION 12.11	No Recourse	99
SECTION 12.12	Company Holders’ Representative	100

Exhibit A	Form of Pace Certificate of Incorporation
Exhibit B	Form of Pace Bylaws
Exhibit C	Form of Transaction Support Agreement
Exhibit D	Form of Amended and Restated Registration Rights Agreement
Exhibit E	Form of Second A&R LLCA
Exhibit F	Form of Written Consent
Exhibit G	Capitalization
Exhibit H	Form of Tax Receivable Agreement
Schedule A	Company Knowledge Parties
Schedule B	Key Company Holders and Blocker Holders
Schedule C	Blocker Restructuring

BUSINESS COMBINATION AGREEMENT, dated as of January 28, 2021 (this “Agreement”), by and among TPG Pace Tech Opportunities Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 353460 (“Pace”), TPG Pace Tech Merger Sub LLC, a Delaware limited liability company (“Company Merger Sub”), TCV VIII (A) VT, Inc., a Delaware corporation (“TCV Blocker”), LCSOF XI VT, Inc., a Delaware corporation (“Learn Blocker” and together with TCV Blocker, the “Blockers”), TPG Pace Blocker Merger Sub I Inc., a Delaware corporation (“Blocker Merger Sub I”), TPG Pace Blocker Merger Sub II Inc., a Delaware corporation (“Blocker Merger Sub II” and together with Blocker Merger Sub I, the “Blocker Merger Subs” and, together with Company Merger Sub, the “Merger Subs”), Live Learning Technologies LLC, a Delaware limited liability company (the “Company”), and, solely for the purposes of Section 9.13, Section 9.14 and Section 9.18, the Blocker Holders (as hereinafter defined, (“Blocker Holders”). Pace, the Blockers, the Merger Subs and the Company shall be referred to herein from time to time collectively as the “Parties” or individually as a “Party”.

WHEREAS, prior to Closing, the Company will convert into a Delaware limited liability company (the “Company LLC Conversion”);

WHEREAS, in connection with the Closing, Pace shall domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and the Cayman Islands Companies Act (2021 Revision) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Pace shall file a certificate of incorporation in substantially the form attached hereto as Exhibit A (the “Pace Certificate of Incorporation”) with the Secretary of State of Delaware and adopt bylaws in substantially the form attached hereto as Exhibit B (the “Pace Bylaws”);

WHEREAS, as a result of and at the effective time of the Domestication: (a) each then issued and outstanding Cayman Pace Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Pace Class A Common Stock; (b) each then issued and outstanding Cayman Pace Founders Share shall convert automatically on a one-for-one basis into one share of Pace Founders Stock (which will thereafter convert into shares of Pace Class A Common Stock as described herein); (c) each then issued and outstanding Cayman Pace Warrant shall convert automatically, on a one-for-one basis, into a Pace Warrant; (d) each then issued and outstanding Cayman Pace Unit shall convert automatically into a Pace Unit; and (e) Pace shall immediately be renamed “Nerdy Inc.” upon the effective time of the Domestication;

WHEREAS, Company Merger Sub is a wholly owned direct subsidiary of Pace;

WHEREAS, each Blocker Merger Sub is a wholly owned direct subsidiary of Pace;

WHEREAS, upon the terms and subject to the conditions of this Agreements and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Parties will enter into a business combination transaction pursuant to which (a) Company Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger, (b) immediately thereafter, Blocker Merger Sub I will merge with and into TCV Blocker, with TCV Blocker surviving such merger, (c) immediately thereafter, Blocker Merger Sub II will merge with and into Learn Blocker, with Learn Blocker surviving such merger, (such mergers in clauses (b) and (c), each a “Reverse Blocker Merger” and, together, the “Reverse Blocker Mergers”), and (d) immediately thereafter, each surviving Blocker will merge (one after the other) with and into Pace (each a “Direct Blocker Merger” and, together, the “Direct Blocker Mergers”), with Pace surviving each Direct Blocker Merger;

WHEREAS, for U.S. federal income tax purposes, (a) the Domestication is intended to be treated as a reorganization under Section 368(a)(1)(F) of the Code (as defined herein), (b) each Reverse Blocker Merger and its corresponding Direct Blocker Merger, taken together, is intended to constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 and qualify as a reorganization within the meaning of Section 368(a) of the Code, (c) and this Agreement is intended to constitute, and is hereby adopted by the Parties as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code;

WHEREAS, the Board of Managers of the Company (the “Company Board”) has unanimously (a) determined that the Merger and the Transactions are fair to, and in the best interests of, the Company and the Company Holders and has approved and adopted, among other things, this Agreement and the other Transaction Documents and declared their advisability and approved the Merger and the Transactions, and (b) has recommended, among other things, the approval and adoption of this Agreement, the Merger and the Transactions by the Company Holders entitled to vote thereon;

WHEREAS, the Board of Directors of Pace (the “Pace Board”) has (a) determined that the Merger and the Transactions are fair to, and in the best interests of, Pace and its shareholders and has approved and adopted, among other things, this Agreement the other Transaction Documents and declared their advisability and approved the Merger and the Transactions, and (b) has recommended, among other things, the approval and adoption of this Agreement, the Merger and the Transactions by the shareholders of Pace entitled to vote thereon;

WHEREAS, the Board of Directors of each Blocker Merger Sub has unanimously (a) determined that the applicable Reverse Blocker Merger and the Transactions are fair to, and in the best interests of, such Blocker Merger Sub and Pace, and have approved and adopted, among other things, this Agreement and the other Transaction Documents and declared its advisability and approved the applicable Reverse Blocker Merger and the Transactions, and (b) has recommended, among other things, the approval and adoption of this Agreement, the applicable Reverse Blocker Merger and the Transactions by Pace;

WHEREAS, the Board of Directors of each Blocker has unanimously (a) determined that the applicable Direct Blocker Merger, the applicable Reverse Blocker Merger and the Transactions are fair to, and in the best interests of, such Blocker and its shareholders, and has approved and adopted this Agreement the other Transaction Documents and declared their advisability and approved the applicable Direct Blocker Merger, the applicable Reverse Blocker Merger and the Transactions, and (b) has recommended the approval and adoption of this Agreement, the applicable Direct Blocker Merger, the applicable Reverse Blocker Merger and the Transactions by the applicable shareholders;

WHEREAS, contemporaneously with the execution of this Agreement, each Company Holder and Blocker Holder listed on Schedule B attached hereto (collectively, the “Supporting Equity Holders”) has duly executed and delivered a transaction support agreement, substantially in the form attached hereto as Exhibit C (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Equity Holder has agreed to, among other things, support and vote in favor of this Agreement, the Transaction Documents to which, the Company, the applicable Blocker or the applicable Blocker Holder, as applicable, is or will be a party and the transactions contemplated hereby and thereby (including, without limitation, the Domestication, the Company LLC Conversion, the Company Recapitalization, the Blocker Mergers and the Merger, as applicable);

WHEREAS, in connection with the Closing, Pace, certain equityholders of the Company and certain shareholders of Pace shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit D;

WHEREAS, concurrently with the execution of this Agreement, Sponsor and certain Company Holders have entered into a Stockholders Agreement (the “Stockholders Agreement”) related to certain governance matters of Pace;

WHEREAS, Pace, its officers and directors, and Sponsor are parties to that certain Letter Agreement, dated October 9, 2020 (the “Letter Agreement”);

WHEREAS, concurrently with the execution of this Agreement, the holders of the Cayman Pace Founders Shares are entering into a letter agreement (the “Waiver Agreement”) pursuant to which the holders of the Cayman Pace Founders Shares shall agree to (a) waive the receipt of certain shares of Pace Class A Common Stock otherwise issuable in connection with the Transactions, (b) forfeit certain shares of Pace Class A Common Stock received in connection with the consummation of the Transactions and certain Pace Warrants at Closing (the “Forfeited Pace Warrants”) and (c) subject certain shares of Pace Class A Common Stock received in connection with the consummation of the Transactions to an earnout, in each case as more particularly described therein;

WHEREAS, prior to the date hereof, Pace has entered into certain forward purchase agreements (as amended, the “Forward Purchase Agreements”) with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase certain shares of Pace Class A Common Stock and Pace Warrants immediately prior to the consummation of the Transactions;

WHEREAS, Pace, concurrently with the execution and delivery of this Agreement, is entering into subscription agreements (the “Subscription Agreements”) with certain investors pursuant to which such investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase shares of Pace Class A Common Stock at a purchase price of $10.00 in a private placement or placements (the “Private Placements”) to be consummated concurrently with the consummation of the Transactions; and

WHEREAS, in connection with the Closing, Pace and certain Company Holders shall enter into the Tax Receivable Agreement (the “Tax Receivable Agreement”) substantially in the form attached hereto as Exhibit H.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01 Certain Definitions. For purposes of this Agreement:

“affiliate” or “Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person; provided that, except with respect to Section 12.11, none of TPG Global, LLC or any of its Affiliates (other than Pace or any subsidiary of Pace), including any portfolio company of or fund organized by any of the foregoing, shall be deemed an affiliate of Pace or Sponsor for purposes of this Agreement.

“Ancillary Agreements” means the Second A&R LLCA, Registration Rights Agreement, the Stockholders Agreement, the Transaction Support Agreements, the Written Consent, the Waiver Agreement, the Forward Purchase Agreements, the Subscription Agreements, the Tax Receivable Agreement and all other agreements, certificates and instruments executed and delivered by Pace, Merger Subs, the Blockers or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means (a) the U.S. Foreign Corrupt Practices Act of 1977, (b) the UK Bribery Act 2010, (c) anti-bribery legislation promulgated by the European Union and implemented by its member states, (d) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (e) similar legislation applicable to the Company or any Company Subsidiary from time to time.

“Available Cash” shall equal, as of the Closing, the amount of funds contained in the Trust Account (net of the Pace Shareholder Redemption Amount) plus the amount of Available Financing Proceeds.

“Available Financing Proceeds” shall equal, as of the Closing, the net cash proceeds to Pace resulting from the Subscription Agreements and the Forward Purchase Agreements.

“Blocker Holders” means each of Learn Capital Special Opportunities Fund X, L.P., Learn Capital Special Opportunities Fund XI, L.P., Learn Capital Special Opportunities Fund XII, L.P., Learn Capital Special Opportunities Fund XIII, L.P., Learn Capital Special Opportunities Fund XVI, L.P., and TCV VIII (A), L.P.

“Blocker Mergers” means, collectively, the Reverse Blocker Mergers and the Direct Blocker Mergers.

“Blocker Organizational Documents” means the certificate of incorporation, bylaws and any other organizational document of each Blocker, as amended, modified or supplemented from time to time.

“Blocker Securities” means the Equity Interests in each Blocker.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, N.Y.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service”, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

“Cayman Pace Articles” means the Amended and Restated Memorandum and Articles of Association of Pace adopted and effective on October 6, 2020.

“Cayman Pace Class A Ordinary Share” means, prior to the Domestication, a Class A ordinary share $0.0001 par value in the capital of Pace.

“Cayman Pace Ordinary Shares” means, prior to the Domestication, the Cayman Pace Class A Ordinary Shares and the Cayman Pace Founders Shares.

“Cayman Pace Founders Share” means, prior to the Domestication, a Class F ordinary share $0.0001 par value in the capital of Pace.

“Cayman Pace Unit” means, prior to the Domestication, one Cayman Pace Class A Ordinary Share and one-fifth of one Cayman Pace Warrant.

“Cayman Pace Warrants” means, prior to the Domestication, whole warrants to purchase Cayman Pace Class A Ordinary Shares as contemplated under the Pace Warrant Agreement, with each whole warrant exercisable for one Cayman Pace Class A Ordinary Share at an exercise price of $11.50.

“Change of Control” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than Pace or any of its subsidiaries, or the Company Holders and the Blocker Holders), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in Pace or any of its subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which, the voting securities of Pace or any of its subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of Pace to any person.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Cash Consideration” means an amount (which amount shall not in any event be less than $0.00) equal to the aggregate Available Cash in excess of $250,000,000; provided, that in no event shall the total Company Cash Consideration exceed $388,200,000.

“Company Class A Preferred Units” means the “Class A Preferred Units” as defined in the Company LLCA.

“Company Class A-1 Preferred Units” means the “Class A-1 Preferred Units” as defined in the Company LLCA.

“Company Class B Preferred Units” means the “Class B Preferred Units” as defined in the Company LLCA.

“Company Class C Preferred Units” means the “Class C Preferred Units” as defined in the Company LLCA.

“Company Common Units” means the “Common Units” as defined in the Company LLCA.

“Company Credit Agreement” means that certain Loan and Security Agreement by and between the Company and its qualified subsidiaries, as the borrower, the financial institutions party thereto, as the lender, and Hercules Capital, Inc., a Maryland corporation, in its capacity as administrative agent and collateral agent for the lender.

“Company Debt” means the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, breakage costs and other related fees or liabilities payable on the Closing Date as a result of the prepayment thereof or the consummation of the Transactions) arising under, any obligations of the Company or any Company Subsidiary consisting of (a) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money, or (b) indebtedness evidenced by any note, bond, debenture or other debt security.

“Company Disclosure Schedule” means the Company’s disclosure schedule delivered by the Company in connection with this Agreement.

“Company Equity Securities” means, collectively, the Equity Interests in the Company, including the Company Class A Preferred Units, the Company Class A-1 Preferred Units, the Company Class B Preferred Units, the Company Class C Preferred Units, the Company Common Units and the Company Profit Units.

“Company Equity Consideration” means a number equal to the quotient determined by dividing (a) the Company Equity Value minus the Company Cash Consideration by (b) $10.00.

“Company Equity Value” means $1,250,000,000 plus the aggregate amount of Company Debt set forth on Section 1.1, subject to the satisfaction of the conditions set forth on Section 1.1 of the Company Disclosure Schedules.

“Company Expenses” means, as of any determination time, the aggregate amount of reasonable and out of pocket third party fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, the Company and its Subsidiaries in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Documents, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of the Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to the Company pursuant to this Agreement or any other Transaction Document. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Pace Expenses.

“Company Holders” means each holder of Company Equity Securities, including the Blockers.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company LLCA” means the Amended and Restated Operating Agreement of the Company dated December 31, 2018, as such may have been amended, supplemented or modified from time to time.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary or to which the Company or any Company Subsidiary otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other Effects, (a) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (b) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate, including changes in the education, education technology and tutoring industries, business to consumer markets, and businesses in the so-called “gig economy” platforms; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics, including COVID-19 and any effects thereof, and other force majeure events (including any escalation or general worsening thereof); (v) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or any Ancillary Agreement; (vi) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or the Company Subsidiaries with employees, customers, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto (provided that this clause (vi) shall not apply to any representations or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); (vii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (vii) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect; (viii) any Effect attributable to any outage of the Company online learning platform that is not sustained; (ix) any Effect attributable to the death or disability of any key employees; (x) any Effect attributable to disruptions in sales and marketing channels and disruptions in service providers, in each case that is not sustained, including software/algorithmic changes by vendors with short-term Effects; or (xi) any actions taken, or failures to take action, or such other changes or events, in each case, which Pace has requested in writing or to which it has consented in writing.

“Company Merger Conversion Number” means a number equal to (a) the Company Equity Consideration minus (b) the Company UAR Number.

“Company Organizational Documents” means the certificate of formation, limited liability company agreement and any other organizational documents of the Company, as amended, modified or supplemented from time to time.

“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Profit Units” means the “Profit Units” as defined in the Company LLCA.

“Company Subsidiary” means each subsidiary of the Company.

“Company UAR” means a “Unit Appreciation Right” as defined in the Company UAR Plan.

“Company UAR Plan” means the 2016 U.S. Unit Appreciation Rights Plan of the Company and the 2016 Canadian Unit Appreciation Right Plan of the Company.

“Company Up-C Units” means a “Unit” as defined in the Second A&R LLCA.

“Company Warrants” means a “Company Warrant” as defined in the Second A&R LLCA.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (a) the Company or the Company Subsidiaries that is not already generally available to the public, or (b) any Suppliers or customers of the Company or any Company Subsidiary that is bound by any confidentiality agreements or other confidentiality restriction or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse.

“Earnout Consideration” means those (1) shares of Pace Class A Common Stock or (2) Company Up-C Units (and a corresponding number of shares of Pace Class B Common Stock) set forth on the Allocation Schedule and identified as Earnout Consideration; provided that such Earnout Consideration shall not exceed 4,000,000 in the aggregate (treating for such calculation each Company Up-C Unit and corresponding share of Pace Class B Common Stock as one).

“Earnout Period” means the time period between the date hereof and the five-year anniversary of the Closing Date.

“Employee Benefit Plan” means each (a) “employee benefit plan” as defined in Section 3(3) of ERISA and (b) nonqualified deferred compensation plan, bonus, stock option, stock purchase, restricted stock, other equity or equity-based compensation arrangement, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, redundancy, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plan, program, policy, agreement, program, practice, understanding or arrangement which is not described in the clause (a) of this definition, whether written or unwritten.

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (a) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment, natural resources or human health and safety.

“Equity Interests” means (a) in the case of a corporation, any and all shares (however designated) of capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership or limited liability company, any and all partnership or membership interests (whether general or limited) or units (whether common or preferred), (d) in any case, any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person, and (e) in any case, any right to acquire any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“Hazardous Substance(s)” means (a) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, (b) petroleum and petroleum products, including crude oil and any fractions thereof, (c) natural gas, synthetic gas, and any mixtures thereof, (d) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (e) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hurdle Rate” has the meaning set forth in the Company LLCA.

“Incidental Entity Obligations” means, with respect to a corporation, limited partnership or limited liability company, those liabilities or obligations incidental to its existence and status as such an entity, such as annual fees owed to the state of its formation and fees owed to a registered agent.

“Income Tax Returns” means any Internal Revenue Service Form 1065 (and any similar form for U.S. state and local tax purposes due in a jurisdiction that follows the U.S. federal income tax treatment).

“Intellectual Property” means (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (c) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (d) trade secrets, know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), and database rights, including rights to use any Personal Information, (e) Internet domain names and social media accounts, (f) rights of privacy and publicity and all other intellectual property or proprietary rights of any kind or description, (g) copies and tangible embodiments of any of the foregoing, in whatever form or medium, and (h) all legal rights arising from items (a) through (f), including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Schedule A after reasonable inquiry, and in the case of Pace, the actual knowledge of Karl Peterson, Greg Mrva and Eduardo Tamraz, in each case after reasonable inquiry.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim, lease, license, tenancy or possessory interest, purchase right, transfer restriction, right of first refusal, right of first offer, conditional sales obligation, easement, restriction, covenant, condition, levy, debt, attachment or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws).

“Losses” means any and all losses, claims, obligations, causes of action, payments, demands, costs, damages, liabilities, obligations, reasonable expenses of any nature (including costs of investigation and attorneys’ fees and disbursements), judgments, fines, settlements, charges, assessments, Taxes and other amounts, of any nature whatsoever, whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or liquidated or unliquidated.

“Merger Sub Organizational Documents” means the certificate of incorporation, bylaws and other organizational documents of each Merger Sub, as applicable, and as each may be amended, modified or supplemented from time to time.

“Open Source Software” means any Software in source code form that is licensed pursuant to (a) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (b) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation, or (c) any Reciprocal License.

“Pace Class A Common Stock” means, following the Domestication, Pace’s Class A Common Stock, par value $0.0001 per share, as described in the Pace Certificate of Incorporation.

“Pace Class B Common Stock” means, following the Domestication, Pace’s Class B Common Stock, par value $0.0001 per share, as described in the Pace Certificate of Incorporation.

“Pace Disclosure Schedule” means Pace’s disclosure schedule delivered by Pace in connection with this Agreement.

“Pace Expenses” means, as of any determination time, the aggregate amount of reasonable and out of pocket third party fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, Pace or any Merger Sub in connection with the negotiation, preparation or execution of this Agreement or any other Transaction Document, the performance of its covenants or agreements in this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of Pace or any Merger Sub, (b) any other fees, expenses, commissions or other amounts that are expressly allocated to Pace or any Merger Sub pursuant to this Agreement or any other Transaction Document and (c) the repayment of any outstanding Sponsor loans incurred in the ordinary course and in furtherance of the Transactions. Notwithstanding the foregoing or anything to the contrary herein, Pace Expenses shall not include any Company Expenses.

“Pace Founders Stock” means, following the Domestication, Pace’s Class F common stock, par value $0.0001 per share, as described in the Pace Certificate of Incorporation.

“Pace Material Adverse Effect” means any Effect that (a) is or is reasonably expected to be materially adverse to the business, financial condition or results of operations of Pace, or (b) would prevent, materially delay or materially impede the performance by Pace or Merger Subs of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Pace Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Pace operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics and other force majeure events (including any escalation or general worsening thereof); (v) any actions taken or not taken by Pace as required by this Agreement or any Ancillary Agreement, (vi) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (provided that this clause (vi) shall not apply to any representation or warranty to the extent the purpose of such representation or warrant is to address the consequences resulting from this Agreement or the consummation of the Transactions), or (c) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (i) through (iv), to the extent that Pace is materially disproportionately affected thereby as compared with other “SPACs” operating in the industry in which Pace operates.

“Pace Organizational Documents” means (a) prior to the Domestication, the Cayman Pace Articles and the Trust Agreement and (b) following the Domestication, the Pace Certificate of Incorporation, the Pace Bylaws and the Trust Agreement, in each case as amended, modified or supplemented from time to time.

“Pace Shareholder Redemption Amount” means the aggregate amount of cash proceeds required to satisfy any exercise by shareholders of Pace of the Redemption Rights.

“Pace Unit” means, following the Domestication, one share of Pace Class A Common Stock and one-fifth of one Pace Warrant.

“Pace Warrant Agreement” means that certain warrant agreement dated October 9, 2020 by and between Pace and Continental Stock Transfer & Trust Company.

“Pace Warrants” means, following the Domestication, whole warrants to purchase shares of Pace Class A Common Stock as contemplated under the Pace Warrant Agreement, with each whole warrant exercisable for one share of Pace Class A Common Stock at an exercise price of $11.50.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Permitted Liens” means (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not and would not, individually or in the aggregate, materially impair the current or intended use of the Company’s or any Company Subsidiary’s assets, including without limitation the Leased Real Property, that are subject thereto (but in all events excluding monetary liens), (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, for amounts not yet due or that are being contested in good faith in appropriate proceedings, in each case for which appropriate reserves are being maintained, (c) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith by appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP, (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities that do not and would not, individually or in the aggregate, materially impair the current or intended use of the Company’s or any Company Subsidiary’s assets, including without limitation the Leased Real Property, that are subject thereto (but in all events excluding monetary liens), (e) revocable, non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business, (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not and would not, individually or in the aggregate, materially impair the current or intended use of the Company’s or any Company Subsidiary’s assets, including without limitation the Leased Real Property, that are subject thereto (but in all events excluding monetary liens), (g) Liens identified in the Audited Financial Statements, and (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest, in each case to the extent the same do not and would not, individually or in the aggregate, materially impair the current or intended use of the Company’s or any Company Subsidiary’s assets, including without limitation the Leased Real Property, that are subject thereto (and in all events excluding monetary liens).

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address telephone number, email address, financial account number, government-issued identifier), (b) any other data used or intended to be used or which allows one to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier, (c) any other, similar information or data regulated by Privacy/Data Security Laws, and (d) any information that is covered by PCI DSS.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Tax Proceeding” means any Tax Proceeding relating to Income Taxes for a Pre-Closing Tax Period.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, investigation, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Authority.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (a) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (b) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (c) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (d) a requirement that such other Software be redistributable by other licensees, or (e) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

“Redemption Rights” means the redemption rights provided for in Article 49 of the Cayman Pace Articles.

“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, Workers, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Pace Shareholder Approval” means the approval of the Domestication, the Merger, the Blocker Mergers, this Agreement and the Transactions contemplated thereby and by each of the other Transaction Documents by the affirmative vote of the holders of the requisite number of Cayman Pace Ordinary Shares, whether in person or by proxy, at a duly convened meeting of the Pace shareholders.

“Requisite Nerdy Approval” means the affirmative vote of the requisite Company Holders and Blocker Holders required to approve and adopt the Agreement, the Allocation Schedule and Transaction Documents and consummate the Transactions (including, as applicable, each Blocker Merger and the Merger) in accordance with the DLLCA, the DGCL, the Company Organizational Documents and the Blocker Organizational Documents, as applicable.

“Sanctioned Person” means at any time any person (a) listed on any Sanctions-related list of designated or blocked persons, (b) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (c) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (a) the United States (including without limitation the U.S. Treasury Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations, (d) Her Majesty’s Treasury, or (e) any other similar Governmental Authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“SEC” means the U.S. Securities and Exchange Commission.

“Second A&R LLCA” means the Second Amended and Restated Limited Liability Company Agreement of the Company substantially in the form attached hereto as Exhibit E.

“Software” means all computer software (in object code or source code format), and related documentation and materials.

“Sponsor” means TPG Pace Tech Opportunities Sponsor, Series LLC, a Delaware series limited liability company.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Straddle Period Tax Proceeding” means any Tax Proceeding relating to Income Taxes for a Straddle Period.

“subsidiary” or “subsidiaries” of the Company, Pace or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or any Company Subsidiary.

“Tax” or “Taxes” means any and all taxes (including any duties, levies or other similar governmental assessments in the nature of taxes), including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case, imposed by any Governmental Authority, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Taxing Authority.

“Tax Proceeding” means any audit, examination, claim or similar proceeding with respect to Taxes, Tax matters, or Tax Returns.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority or other authority competent to impose such Tax or responsible for the administration and/or collection of such Tax or enforcement of any law in relation to Tax.

“Trading Day” means any day on which shares of Pace Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Pace Class A Common Stock are then traded.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by Pace, Merger Subs or the Company in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Transfer” means the (i) (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of (B) or agreement to dispose of, directly or indirectly, or (C) establishment or increase of a “put equivalent position” or liquidation with respect to or decrease of a “call equivalent position” within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, in each case (A), (B) and (C), any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Transfer Taxes” means state and local transfer, sales, use, stamp, registration or other similar Taxes.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Triggering Event I” means the date on which the closing sale price of one share of Pace Class A Common Stock quoted on the New York Stock Exchange (or the exchange on which the shares of Pace Class A Common Stock are then listed) is greater than or equal to $12.00 for any 20 Trading Days within any 30 consecutive Trading Day period within the Earnout Period.

“Triggering Event II” means the date on which the closing sale price of one share of Pace Class A Common Stock quoted on the New York Stock Exchange (or the exchange on which the shares of Pace Class A Common Stock are then listed) is greater than or equal to $14.00 for any 20 Trading Days within any 30 consecutive Trading Day period within the Earnout Period.

“Triggering Event III” means the date on which the closing sale price of one share of Pace Class A Common Stock quoted on the New York Stock Exchange (or the exchange on which the shares of Pace Class A Common Stock are then listed) is greater than or equal to $16.00 for any 20 Trading Days within any 30 consecutive Trading Day period within the Earnout Period.

“Triggering Events” means Triggering Event I, Triggering Event II and Triggering Event III, collectively.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to Pace in connection with its due diligence investigation of the Company relating to the Transactions.

“Worker” means any individual located in the United Kingdom who is a “worker” under Laws that are applicable in the United Kingdom.

SECTION 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	§ 5.09
Agreement	Preamble
Aggregate Consideration	§ 4.01(a)
Allocation Schedule	§ 4.01(b)
Alternative Transaction	§ 9.04
Antitrust Laws	§ 9.11(a)
Audited Financial Statements	§ 5.07(a)
Balance Sheet Date Blocker Holders	§ 5.07(a) Preamble
Blocker Merger Sub I	Preamble
Blocker Merger Sub II	Preamble
Blocker Merger Subs	Preamble
Blocker Restructuring	§ 2.02(a)
Blocker Surviving Corporation	§ 3.02(a)
Blockers	Preamble
Blue Sky Laws	§ 5.05(b)

Defined Term	Location of Definition
Certificate of Merger	§ 2.03(b)
Claims	§ 8.03
Closing	§ 2.02(d)
Closing Date	§ 2.02(d)
Closing Filing	§ 9.09
Closing Payoff	§ 9.17(a)
Closing Press Release	§ 9.09
Company	Preamble
Company Board	Recitals
Company D&O Persons	§ 9.06(a)
Company LLC Conversion	Recitals
Company Merger Sub	Preamble
Company Permits Company Prepared Returns	§ 5.06 § 9.13(a)
Company Recapitalization	§ 2.02(b)
Company UAR Exchange Ratio	§ 4.01(b)
Company UAR Number	§ 4.01(b)
Confidentiality Agreement	§ 9.03(b)
Continuing Employees	§ 9.05(b)
Contracting Parties	§ 12.11
Converted Company Profit Unit	§ 2.02(b)
Data Security Requirements	§ 5.13(j)
Delivered Financial Statements	§ 9.16
Direct Blocker Certificate of Merger	§ 3.02(b)
Direct Blocker Effective Time	§ 3.02(b)
Direct Blocker Mergers	Recitals
DGCL	Recitals
DLLCA	Recitals
Domestication	Recitals
Earnout Consideration	§ 4.03(a)
Effect	Definition of Company Material Adverse Effect
Effective Time	§ 2.03(b)
Environmental Permits	§ 5.15
ERISA Affiliate	§ 5.10(c)
Exchange Act	§ 5.05(b)
Exchange Agent	§ 4.02(a)
Exchange Fund	§ 4.02(a)
Forfeited Pace Warrants	Recitals
Forward Purchase Agreements	Recitals
GAAP	§ 5.07(a)
Governmental Authority	§ 5.05(b)
Insurance Policies	§ 5.17(a)
Intended Tax Treatment	§ 9.13(c)(v)
IRS	§ 5.10(b)

Defined Term	Location of Definition
Learn Blocker	Preamble
Lease	§ 5.12(b)
Lease Documents	§ 5.12(b)
Letter Agreement	Recitals
Letter of Transmittal	§ 4.02(b)(i)
Material Contracts	§ 5.16(a)
Maximum Premium	§ 9.06(b)
Merger	Recitals
Merger Subs	Preamble
Modified Withholding Statement	§ 4.04(c)
Nonparty Affiliates	§ 12.11
Outside Date	§ 11.01(b)
Pace	Preamble
Pace Board	Recitals
Pace Bylaws	Recitals
Pace Certificate of Incorporation	Recitals
Pace Equity Plan	§ 9.05(c)
Pace Preferred Shares Pace Prepared Returns	§ 7.03(a) § 9.13(a)
Pace Proposals	§ 9.02(a)
Pace SAR	§ 4.01(d)(iv)
Pace SEC Reports	§ 7.07(a)
Pace Shareholders’ Meeting	§ 9.02(a)
Pace Tail Policy	§ 9.06(c)
Parties	Preamble
Payoff Letters	§ 9.17(a)
Plans	§ 5.10(a)
PPACA	§ 5.10(f)
Private Placements	Recitals
Registration Rights Agreement	Recitals
Registration Statement / Proxy Statement	§ 9.01(a)
Release Documentation	§ 9.17(a)
Remedies Exceptions	§ 5.04
Reverse Blocker Certificate of Merger	§ 3.01(b)
Reverse Blocker Effective Time	§ 3.01(b)
Reverse Blocker Merger	Recitals
Reverse Blocker Surviving Corporation	§ 3.01(a)
Securities Act	§ 5.05(b)
Signing Filing	§ 9.09
Signing Press Release	§ 9.09
Special Resolution Proposals	§ 9.02(a)
Stockholders Agreement	Recitals
Special Resolution Proposals	§ 9.02(a)
Subscription Agreements	Recitals
Supporting Equity Holders	Recitals

Defined Term	Location of Definition
Surviving Entity	§ 2.03(a)
Tax Receivable Agreement	Recitals
TCV Blocker	Preamble
Terminating Company Breach	§ 11.01(e)
Terminating Pace Breach	§ 11.01(f)
Transaction Support Agreements	Recitals
Trust Account	§ 7.13
Trust Agreement	§ 7.13
Trust Fund	§ 7.13
Trustee	§ 7.13
Waiver Agreement	Recitals
Written Consent	§ 9.15(a)
Written Consent Deadline	§ 9.15(a)

SECTION 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the words “include,” “includes,” or “including” shall be deemed to be followed by the words “including without limitation,” (vii) the word “or” shall be disjunctive but not necessarily exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto; (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law; (x) words importing the singular shall also include the plural, and vice versa; (xi) references to “$” or “dollar” or “US$” shall be references to United States dollars; the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (xii) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (xiii) all references to any contract or agreement are to that contract or agreement as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement).

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II.

CLOSING; REORGANIZATION; DOMESTICATION; AGREEMENT AND PLAN OF MERGER

SECTION 2.01 Closing Transactions. In connection with the Closing, on the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.01:

(a) the Blocker Restructuring and the Company Recapitalization shall be consummated;

(b) the Domestication shall become effective;

(c) the investors party to the Subscription Agreements shall purchase, and Pace shall issue and sell to the investors the number of shares of Pace Class A Common Stock set forth in the Subscription Agreements against payment of the amounts set forth in the Subscription Agreements;

(d) the investors party to the Forward Purchase Agreements shall purchase, and Pace shall issue and sell to such investors, the number of shares of Pace Class A Common Stock set forth in the Forward Purchase Agreements against payment of the amounts set forth in the Forward Purchase Agreements;

(e) Pace shall pay or cause to be paid any payments required to be made by Pace in connection with the exercise of the Redemption Rights;

(f) the Merger shall be consummated;

(g) the Reverse Blocker Mergers shall be consummated;

(h) the Direct Blocker Mergers shall be consummated;

(i) Pace shall contribute all of the assets then held by Pace (other than Company Up-C Units) to the Company in exchange for such number of Company Up-C Units and warrants in the Company such that, after giving effect to such exchange, the Merger and the Blocker Mergers, Pace shall hold (i) a number of Company Up-C Units equal to the number of shares of Pace Class A Common Stock issued and outstanding immediately after giving effect to the Transactions and (ii) a number of warrants in the Company equal to the number of Pace Warrants issued and outstanding immediately after giving effect to the Transactions;

(j) as of immediately following Closing, the Pace Board shall consist of the number of directors, and be comprised of the individuals and classes, consistent with the Shareholders Agreement.

SECTION 2.02 Company Recapitalization; Domestication.

(a) Prior to the Effective Time, the Company and TCV Blocker shall have caused the restructuring set forth on Schedule C (the “Blocker Restructuring”) to have been completed such that, after giving effect to such restructuring, TCV Blocker shall directly hold Company Equity Securities.

(b) Immediately prior to the Effective Time and subject to receipt of the Requisite Nerdy Approval: (i) the Company shall cause each Company Class A Preferred Unit, Company Class A-1 Preferred Unit, Company Class B Preferred Unit and Company Class C Preferred Unit (and any other Company Equity Securities, other than the Company Profit Units) that is issued and outstanding immediately prior to the Effective Time to be automatically converted into Company Common Units at the then-effective conversion rate as calculated pursuant to the Company LLCA; (ii) the Company shall cause each Company Profit Unit that is issued and outstanding, whether vested or unvested, immediately prior to the Effective Time to be automatically converted into Company Common Units, subject to the same terms and conditions (including applicable vesting requirements) applicable to such Company Profit Unit pursuant to the Company LLCA, the Varsity Tutors, LLC Incentive Unit Plan (as amended), the applicable award agreement or otherwise in effect immediately prior to the Effective Time, at a conversion rate taking into account the Company Equity Value and the applicable Hurdle Rate of such Company Profit Unit and the application of the Company LLCA (each, as converted, a “Converted Company Profit Unit”); and (iii) the Company shall effect the Company LLC Conversion and convert to a Delaware limited liability company by filing a certificate of conversion and certificate of formation (in forms reasonably acceptable to the Company and Pace) with the Secretary of State of the State of Delaware (such transactions in clauses (i), (ii) and (iii), the “Company Recapitalization”).

(c) On the Closing Date and immediately prior to the Effective Time and in connection with Closing, Pace shall cause the Domestication to become effective, including by (i) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, together with the Pace Certificate of Incorporation in substantially the form attached as Exhibit A to this Agreement, in each case, in accordance with the provisions thereof and applicable Law, and (ii) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands in connection with the Domestication. In accordance with applicable Law, the Domestication and related documentation shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder of Pace, without duplication, (A) each then issued and outstanding Cayman Pace Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Pace Class A Common Stock; (B) each then issued and outstanding share of Cayman Pace Founders Share shall convert automatically, on a one-for-one basis, into a share of Pace Founders Stock (which, following the Domestication and the Merger, will convert into shares of Pace Class A Common Stock) as described in the following sentence; (C) each then issued and outstanding Cayman Pace Warrant shall convert automatically into a Pace Warrant, pursuant to the Pace Warrant Agreement; and (D) each then issued and outstanding Cayman Pace Unit shall convert automatically into a Pace Unit. Immediately following the Merger, the shares of Pace Founders Stock will convert into shares of Pace Class A Common Stock in accordance with the Pace Certificate of Incorporation (which, for the avoidance of doubt, will result in the issuance of an additional 3,750,000 shares of Pace Class A Common Stock as a result of a modification to the conversion ratio in respect of the transactions contemplated by the Forward Purchase Agreements), subject to subsequent application of the Waiver Agreement and consistent with the calculations on Exhibit G.

(d) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables and release of signatures on the third (3rd) Business Day, after the satisfaction or, if permissible, waiver of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing) or such other place, date and/or time as Pace and the Company may agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

SECTION 2.03 The Merger.

(a) Upon the terms and subject to the conditions set forth in Article X, and in accordance with the DLLCA, at the Effective Time, Company Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate limited liability company existence of Company Merger Sub shall cease and the Company shall continue as the surviving limited liability company of the Merger (in such capacity, the “Surviving Entity”).

(b) Immediately prior to the first Reverse Blocker Effective Time, and immediately after the Domestication, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (a “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DLLCA and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

SECTION 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Company Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Company Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

SECTION 2.05 Certificate of Formation; LLCA.

(a) At the Effective Time, the certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Entity until thereafter amended as provided by the DLLCA and such certificate of formation.

(b) At the Effective Time, the Company LLCA, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety in the form of the Second A&R LLCA, and such Second A&R LLCA, as so amended and restated, shall be the limited liability company agreement of the Surviving Entity until thereafter amended as provided by the DLLCA and such limited liability company agreement. Pursuant to the Second A&R LLCA, Pace shall become the Managing Member (as defined in the Second A&R LLCA) of the Surviving Entity at the Effective Time.

ARTICLE III.

BLOCKER MERGERS

SECTION 3.01 Reverse Blocker Mergers.

(a) Upon the terms and subject to the conditions set forth in Article X, and in accordance with the DGCL, at the applicable Reverse Blocker Effective Time, (i) Blocker Merger Sub I will merge with and into TCV Blocker, with TCV Blocker surviving such merger and (ii) immediately thereafter, Blocker Merger Sub II will merge with and into Learn Blocker, with Learn Blocker surviving such merger. As a result of each Reverse Blocker Merger, the separate corporate existence of the applicable Blocker Merger Sub shall cease and the applicable Blocker shall continue as the surviving entity of each such Reverse Blocker Merger (in such capacity and as applicable, the “Reverse Blocker Surviving Corporation”).

(b) On the Closing Date and immediately prior to the Direct Blocker Effective Time but immediately after the Effective Time, the parties hereto shall cause each Reverse Blocker Merger to be consummated in the order described in Section 3.01(a) by filing a certificate of merger (a “Reverse Blocker Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of each such Reverse Blocker Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in each such Reverse Blocker Certificate of Merger), as applicable, being the “Reverse Blocker Effective Time”).

(c) At the applicable Reverse Blocker Effective Time, the effect of each Reverse Blocker Merger shall be as provided in the applicable provisions of the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the applicable Reverse Blocker Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of each Blocker Merger Sub shall vest in the Reverse Blocker Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each Blocker Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Reverse Blocker Surviving Corporation.

(d) At the applicable Reverse Blocker Effective Time, the applicable Blocker certificate of incorporation, as in effect immediately prior to such Reverse Blocker Effective Time, shall be the certificate of incorporation of the Reverse Blocker Surviving Corporation until thereafter amended as provided by the DGCL and such Blocker certificate of incorporation.

(e) At the applicable Reverse Blocker Effective Time, the applicable Blocker bylaws, as in effect immediately prior to such Reverse Blocker Effective Time, shall be the bylaws of such Reverse Blocker Surviving Corporation until thereafter amended as provided by the DGCL and such Blocker bylaws.

(f) At the applicable Reverse Blocker Effective Time, the directors of the Board of Directors of the applicable Blocker, as in effect immediately prior to such Reverse Blocker Effective Time, shall remain the directors of the Board of Directors of such Reverse Blocker Surviving Corporation until their successors shall be duly elected and qualified or until their death, resignation or removal.

SECTION 3.02 Direct Blocker Mergers.

(a) Upon the terms and subject to the conditions set forth in Article X, and in accordance with the DGCL, at the applicable Direct Blocker Effective Time, (i) TCV Blocker will merge with and into Pace, with Pace surviving such merger and (ii) immediately thereafter, Learn Blocker will merge with and into Pace, with Pace surviving such merger. As a result of each Direct Blocker Merger, the separate corporate existence of the applicable Blocker shall cease and Pace shall continue as the surviving entity of each such Direct Blocker Merger (in such capacity, the “Blocker Surviving Corporation”).

(b) On the Closing Date, and immediately following the last Reverse Blocker Merger Effective Time, the parties hereto shall cause each Direct Blocker Merger to be consummated by filing a certificate of merger (a “Direct Blocker Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of each such Direct Blocker Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in each such Direct Blocker Certificate of Merger), as applicable, being the “Direct Blocker Effective Time”).

(c) At the applicable Direct Blocker Effective Time, the effect of each Direct Blocker Merger shall be as provided in the applicable provisions of the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the applicable Direct Blocker Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of each Blocker (including the Company Up-C Units held by such Blocker) shall vest in the Blocker Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each Blocker shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Blocker Surviving Corporation.

(d) At the applicable Direct Blocker Effective Time, the Pace Certificate of Incorporation, as in effect immediately prior to the Direct Blocker Effective Time, shall be the certificate of incorporation of the Blocker Surviving Corporation until thereafter amended as provided by the DGCL and the Pace Certificate of Incorporation.

(e) At the Direct Blocker Effective Time, the Pace Bylaws, as in effect immediately prior to the applicable Direct Blocker Effective Time, shall be the bylaws of the Blocker Surviving Corporation until thereafter amended as provided by the DGCL and the Pace Bylaws.

(f) At the applicable Direct Blocker Effective Time, the Pace Board shall be as set forth in the Shareholders’ Agreement.

ARTICLE IV.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

SECTION 4.01 Conversion of Securities; Allocation of Aggregate Consideration.

(a) The aggregate consideration (the “Aggregate Consideration”) to be paid to the holders of Company UARs, Company Holders and the Blocker Holders in accordance with this Agreement shall consist of the Company Cash Consideration, the Company Equity Consideration, a number of Pace Warrants and Company Warrants collectively equal to the number of Forfeited Pace Warrants and the Earnout Consideration (if payable), to be allocated in accordance with the Allocation Schedule.

(b) On the date hereof, the Company has delivered to Pace a schedule (as may be updated pursuant to Section 4.01(c), the “Allocation Schedule”), allocating the Aggregate Consideration in the amount and among the Company Holders, the Blocker Holders and the holders of Company UARs based on Company Cash Consideration of $388,200,000, including setting forth (i) the number of the Company Common Units held by each Company Holder (after giving effect to the Company Recapitalization), (ii) the portion of the Company Equity Consideration that will be allocated to a portion of the Company UARs held by current employees of the Company or a Company Subsidiary, such number to be calculated consistent with the Company UAR Plan and the Company Organizational Documents taking into account the value of each Company Common Unit implied by the Company Equity Value and the base value of each such Company UAR and a value of one share of Pace Class A Common Stock of $10.00 (the aggregate portion of the Company Equity Consideration allocated to the Company UARs, the “Company UAR Number”), as well as the exchange ratio (i.e., the ratio of the Company UAR Number as compared to the aggregate number of Company Common Units underlying the Company UARs based on such calculation) on which such calculations are based (the “Company UAR Exchange Ratio”) and the portion of the Company Cash Consideration that will be allocated to a portion of the Company UARs, (iii) the portion of the Company Merger Conversion Number, the Company Cash Consideration, the Pace Warrants and Company Warrants included in the Aggregate Consideration and the Earnout Consideration to be allocated to each Company Holder and Blocker Holder and holder of Company UARs and (iv) with respect to each Company Holder, whether such Company Holder will receive either (A) a number of shares of Pace Class A Common Stock or (B) a number of Company Up-C Units and a corresponding number of shares of Pace Class B Common Stock, in each case, with respect to the Company Merger Conversion Number and the Earnout Consideration allocated to such Company Holder. The Company represents and warrants that the Allocation Schedule (and the calculations and determinations set forth therein) complies in all respects with the Company Organizational Documents and the Company UAR Plan.

(c) Prior to the Closing Date (but no later than the fifth (5th)) Business Day prior thereto), the Company shall be entitled to amend the Allocation Schedule solely to the extent necessary to give effect to a change in the amount of the Company Cash Consideration from the assumption set forth in the Allocation Schedule as of the date hereof (and the corresponding changes to the Company Equity Consideration and the Company Merger Conversion Number). On the third (3rd) Business Day prior to the Closing Date, the Company shall deliver to Pace a certification, duly executed by an authorized officer of the Company, certifying that (i) the information set forth in the Allocation Schedule (as amended, if applicable) is true and correct in all respects and compliant in all respects with the Company Organizational Documents and the Company UAR Plan and (ii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 4.01(e). The Company will review any comments to the Allocation Schedule provided by Pace and consider such comments in good faith.

(d) At the Effective Time, by virtue of the Merger and without any action on the part of Pace, Company Merger Sub, the Company or the holders of any of the following securities:

(i) each Company Common Unit issued and outstanding after the Company Recapitalization immediately prior to the Effective Time (other than any Company Common Units held by the Blockers) shall be canceled and converted into the right to receive (A) the portion of the Company Cash Consideration, (B) the number of (x) shares of Pace Class A Common Stock or (y) Company Up-C Units and a corresponding number of shares of Pace Class B Common Stock including, with respect to clause (x) or (y), if payable, in respect of the Earnout Consideration (in each case, in the case of a Converted Company Profit Unit, subject to substantially the same terms and conditions (including applicable vesting requirements) applicable to the corresponding Company Profit Unit pursuant to the Company LLCA, the Varsity Tutors, LLC Incentive Unit Plan (as amended), the applicable award agreement or otherwise in effect immediately prior to the Effective Time), and (C) the portion of Pace Warrants or Company Warrants, in each case as set forth on the Allocation Schedule;

(ii) each Company Common Unit issued and outstanding after the Company Recapitalization prior to the Effective Time and held by the Blockers shall be canceled and converted into certain Company Up-C Units as set forth on the Allocation Schedule;

(iii) each Equity Interest held by Pace in Company Merger Sub issued and outstanding immediately prior to the Effective Time shall be canceled and converted into certain Company Up-C Units;

(iv) each Company UAR listed on Section 4.01(d)(iv) of the Company Disclosure Schedule that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into a stock appreciation right (each, a “Pace SAR”) corresponding to a number of shares of Pace Class A Common Stock equal to the number of Company Common Units underlying such Company UAR based on the calculations described in Section 4.01(b) multiplied by the Company UAR Exchange Ratio as set forth on the Allocation Schedule, on the same terms and conditions (including applicable vesting requirements) as such Company UAR and the applicable award agreement in effect immediately prior to the Effective Time, except that each such Pace SAR shall be exercisable at a per-share base price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (I) the base price per Company Common Unit at which such Company UAR was exercisable immediately prior to the Effective Time by (II) the Company UAR Exchange Ratio as set forth on the Allocation Schedule; and

(v) each Company UAR listed on Section 4.01(d)(v) of the Company Disclosure Schedule that is outstanding immediately prior to the Effective Time shall be cancelled and extinguished and be converted automatically into the right to receive an amount in cash per Company Common Unit underlying such Company UAR as set forth on the Allocation Schedule, based on the calculations described in Section 4.01(b) and calculated consistent with the Company UAR Plan and the Company Organizational Documents taking into account the value of each Company Common Unit implied by the Company Equity Value and the base price per Company Common Unit at which such Company UAR was exercisable immediately prior to the Effective Time.

(e) Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company LLCA and the Company UAR Plan (and the underlying grant, award or similar agreements) or otherwise (including any amendments or modifications thereto or the delivery of any notices or the procurement of any required consents thereunder) to give effect to the provisions of Article III and this Section 4.01, including the allocation of consideration contemplated by the Allocation Schedule;

(f) At the applicable Reverse Blocker Effective Time, by virtue of each Reverse Blocker Merger and without any action on the part of Pace or the applicable Blocker or the applicable Blocker Merger Sub:

(i) 100% of the Blocker Securities as of the applicable Reverse Blocker Effective Time shall be canceled and converted into the right to receive (A) the portion of the Company Cash Consideration and (B) the number of shares of Pace Class A Common Stock (including, if payable, in respect of the Earnout Consideration), in each case as set forth on the Allocation Schedule;

(ii) each issued and outstanding share of common stock in each Blocker Merger Sub shall be converted into one validly issued, fully paid and non-assessable share of common stock in the applicable Blocker Surviving Corporation; and

(iii) the Company Up-C Units held by each Blocker immediately prior to the Reverse Blocker Effective Time shall remain outstanding and held by such Blocker.

(g) At the Direct Blocker Effective Time, by virtue of the Direct Blocker Mergers and without any action on the part of Pace or the Blockers:

(i) 100% of the Blocker Securities as of the Direct Blocker Effective Time in each Blocker shall be canceled; and

(ii) the Company Up-C Units held by each Blocker immediately prior to the Direct Blocker Effective Time shall remain outstanding and held by Pace.

(h) Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of shares of Pace Class A Common Stock and Company Up-C Units that the Company Holders and the Blocker Holders collectively will have a right to receive pursuant to this Agreement in no event shall exceed the Company Merger Conversion Number (excluding the Earnout Consideration) and (B) in no event shall the number of shares of Pace Class A Common Stock issuable in respect of the Pace SARs be in excess of the Company UAR Number as of the Closing (assuming a price of the Pace Class A Common Stock of $10.00).

(i) Notwithstanding the foregoing or anything to the contrary herein, in the event of a conflict or discrepancy between this Section 4.01 and/or Section 4.03 of this Agreement and the Allocation Schedule, the Allocation Schedule shall govern the distribution of the Aggregate Consideration in all respects.

SECTION 4.02 Exchange of Certificates.

(a) Exchange Agent. On the Closing Date, Pace shall deposit, or shall cause to be deposited, with a bank or trust company that shall be designated by Pace and is reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the Company Holders, holders of Company UARs and Blocker Holders, for exchange in accordance with this Article IV, the number of shares of Pace Class A Common Stock and Pace Class B Common Stock, the number of Company Up-C Units, the number of Forfeited Pace Warrants and an amount of immediately available funds sufficient to deliver the aggregate consideration payable pursuant to this Agreement (such shares of Pace Class A Common Stock and Pace Class B Common Stock, Forfeited Pace Warrants, Company Up-C Units and cash, together with any dividends or distributions with respect thereto pursuant to Section 4.02(c), being hereinafter referred to as the “Exchange Fund”). Pace shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the applicable consideration out of the Exchange Fund in accordance with this Agreement; provided, that, cash payments to holders of Company UARs shall be effected through the Company’s payroll policies and procedures in effect at the Effective Time. Except as contemplated by Section 4.02(c) hereof, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) As promptly as practicable after the date hereof, Pace shall use its reasonable best efforts to cause the Exchange Agent to mail to each Company Holder and Blocker Holder entitled to receive the consideration set forth in this Agreement a letter of transmittal, which shall be in a form reasonably acceptable to Pace and the Company (the “Letter of Transmittal”) and shall specify instructions for use in effecting the surrender of the applicable Company Equity Securities and Blocker Securities (whether or not certificated). Within two (2) Business Days (but in no event prior to the Effective Time) after the surrender to the Exchange Agent of all Company Equity Securities and Blocker Securities held by the holder thereof for cancellation, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder thereof shall be entitled to receive in exchange therefore, and Pace shall cause the Exchange Agent to deliver in accordance with the provisions of Section 4.01, the consideration contemplated by this Agreement, and such Company Equity Securities and Blocker Securities so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 4.02, the Company Equity Securities and Blocker Securities shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the applicable consideration that such holder is entitled to receive in accordance with the provisions of Section 4.01.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Pace Class A Common Stock or Company Up-C Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Equity Securities or Blocker Securities with respect to the shares of Pace Class A Common Stock or Company Up-C Units represented thereby until surrendered in accordance with Section 2.02(c). Subject to the effect of escheat, Tax or other applicable Laws, following such surrender, Pace shall pay or cause to be paid to the holder of the shares of Pace Class A Common Stock or Company Up-C Units issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Pace Class A Common Stock or Company Up-C Units, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Pace Class A Common Stock or Company Up-C Units.

(d) No Further Rights. The consideration payable upon conversion of the Company Equity Securities and Blocker Securities in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Equity Securities and Blocker Securities. From and after the Effective Time, the holders of Company Equity Securities and Blocker Securities outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except as otherwise provided in this Agreement or by Law.

(e) Adjustments. The equity consideration set forth in this Agreement shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Pace Class A Common Stock occurring on or after the date hereof and prior to the Effective Time.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed for one year after the Effective Time shall be delivered to Pace, upon demand, and any holders of Company Equity Securities or Blocker Securities who have not theretofore complied with this Section 4.02 shall thereafter look only to Pace for the applicable consideration. Any portion of the Exchange Fund remaining unclaimed by holders of Company Equity Securities and Blocker Securities as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of Pace free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, Pace or the Company shall be liable to any holder of Company Equity Securities or Blocker Securities for any Pace Class A Common Stock, Pace Class B Common Stock or Company Up-C Units (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 4.02.

(h) Lost Certificates. If any certificate representing Company Equity Securities or Blocker Securities shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate, the applicable consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 4.01.

(i) Fractional Shares. No certificates or scrip or shares representing fractional shares of Pace Class A Common Stock or Pace Class B Common Stock, Forfeited Pace Warrants or Company Up-C Units shall be issued upon the exchange of Company Equity Securities or Blocker Securities and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Pace or a holder of shares of Pace Class A Common Stock or Pace Class B Common Stock Forfeited Pace Warrants or Company Up-C Units. In lieu of any fractional share of Pace Class A Common Stock, Pace Class B Common Stock, Forfeited Pace Warrants or Company Up-C Units to which any holder of Company Equity Securities or Blocker Securities would otherwise be entitled, the Exchange Agent shall round up or down to the nearest whole share of Pace Class A Common Stock, Pace Class B Common Stock, Forfeited Pace Warrants or Company Up-C Units, as applicable, with a fraction of 0.5 rounded up. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

(j) Capitalization. Exhibit G sets forth an illustrative calculation of the capitalization of the Company immediately following the consummation of the Transactions.

SECTION 4.03 Earnout.

(a) Following the Closing, and as additional consideration for the Blocker Mergers, the Merger and the other Transactions and as an incentive to generate future growth of the Company, the Earnout Consideration shall become subject to potential forfeiture if a Triggering Event does not occur within the Earnout Period as set forth in Section 4.03(b) with the applicable portion of such Earnout Consideration no longer being subject to forfeiture upon the occurrence of the applicable Triggering Event. Certificates or book entries representing the Earnout Consideration shall bear a legend referencing that they are subject to forfeiture pursuant to the provisions of this Agreement, and any transfer agent for such Earnout Consideration will be given appropriate stop transfer orders with respect to the Earnout Consideration until the occurrence of the applicable Triggering Event; provided, however, that upon a Triggering Event in accordance with the terms herein, Pace shall immediately cause the removal of such legend with respect to the applicable Earnout Consideration and direct such transfer agent that such stop transfer orders are no longer applicable.

(b) The Earnout Consideration shall no longer be subject to forfeiture as follows:

(i) Upon the occurrence of Triggering Event I, 1,333,333 of, as applicable, (A) shares of Pace Class A Common Stock or (B) Company Up-C Units and a corresponding number of shares of Pace Class B Common Stock (as set forth on the Allocation Schedule);

(ii) Upon the occurrence of Triggering Event II, 1,333,333 of, as applicable, (A) shares of Pace Class A Common Stock or (B) Company Up-C Units and a corresponding number of shares of Pace Class B Common Stock (as set forth on the Allocation Schedule); and

(iii) Upon the occurrence of Triggering Event III, 1,333,334 of, as applicable, (A) shares of Pace Class A Common Stock or (B) Company Up-C Units and a corresponding number of shares of Pace Class B Common Stock (as set forth on the Allocation Schedule).

(c) For the avoidance of doubt, the aggregate number of shares of Pace Class A Common Stock and Company Up-C Units (and corresponding number of shares of Pace Class B Common Stock) comprising the Earnout Consideration and subject to forfeiture pursuant to this Section 4.03 will not exceed 4,000,000 (treating for such calculation each Company Up-C Unit and corresponding share of Pace Class B Common Stock as one).

(d) If, during the Earnout Period, there is a Change of Control, each Triggering Event that has not yet occurred as of immediately prior to the Change of Control shall be deemed to have occurred and the Earnout Consideration shall no longer be subject to forfeiture.

(e) The Pace Class A Common Stock price targets set forth in the definitions of Triggering Event I, Triggering Event II and Triggering Event III shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the Pace Class A Common Stock occurring on or after the Closing (other than the conversion of the Cayman Pace Founders Shares into Pace Class A Common Stock at the Closing in connection with the Domestication).

(f) In the event any Triggering Event does not occur during the Earnout Period, the applicable Earnout Shares shall immediately be forfeited to Pace for no consideration as a contribution to the capital of Pace (including for purposes of Section 118 of the Code) and immediately cancelled.

SECTION 4.04 Withholding.

(a) Notwithstanding anything in this Agreement to the contrary, each of Pace, Company Merger Sub, the Company, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable or issuable pursuant to this Agreement such amounts required to be deducted or withheld under applicable Law; provided, that other than with respect to withholding (i) with respect to any payments in the nature of compensation, or (ii) attributable to the failure of any person to provide the documents described in Section 4.04(b) and Section 4.04(c), Pace will, prior to any deduction or withholding, use commercially reasonable efforts to (A) notify the person in respect of which such deduction or withholding is proposed to be made of any anticipated withholding, (B) reasonably consult with such person in good faith to determine whether such deduction and withholding is required under applicable Law and (C) reasonably cooperate with such person to minimize the amount of any such applicable withholding to the extent permissible under applicable Law. To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued to the person in respect of which such deduction and withholding was made.

(b) At the Closing, each Blocker shall deliver to Pace (i) a certification, dated as of the Closing Date, in accordance with Sections 1445(b)(3) of the Code (and meeting the requirements described in Treasury Regulations Section 1.1445-2(c)(3) and Treasury Regulation Section 1.897-2(h)(2)), certifying that the Equity Interests in such Blocker are not “United States real property interests” along with the related notice to the IRS and (ii) a properly executed IRS Form W-9 dated as of the Closing Date.

(c) At the Closing, the Company shall deliver to Pace with respect to each Company Holder (or, if such Company Holder is classified as an entity disregarded as separate from another person, then by such other person), either (i) a properly executed IRS Form W-9 dated as of the Closing Date, or (ii) a properly executed IRS Form W-8IMY and a Modified Withholding Statement, each dated as of the Closing Date. A “Modified Withholding Statement” means a statement reasonably acceptable to Pace that provides the information and certifications required by, and otherwise meets the requirements described in, Treasury Regulations Section 1.1446(f)-2(c)(2)(iv)(C), including, for the avoidance of doubt, (i) the percentage of gain allocable to each direct or indirect partner of the applicable Company Holder providing such Modified Withholding Statement, (ii) whether each such person is a United States person, a foreign partner eligible for treaty benefits, or a presumed foreign taxable person, and (iii) any certification of non-foreign status or any certification of treaty benefits from each direct or indirect partner of the applicable Company Holder providing such Modified Withholding Statement that is not a presumed foreign taxable person. If the Company delivers to Pace a properly executed IRS Form W-8IMY and a Modified Withholding Statement with respect to a Company Holder unless there is a change in applicable Law occurring after the date of this Agreement, then each of Pace, Company Merger Sub, the Company, the Surviving Entity and the Exchange Agent shall, with respect to such Company Holder, treat the “modified amount realized” set forth on the Modified Withholding Statement (so long as such amount is reasonably determined in accordance with Treasury Regulations Section 1.1446(f)-2(c)(2)(iv)(B)) as the “amount realized” by such Company Holder for purposes of Section 1446(f) of the Code with respect to the transfer of partnership interests by such Company Holder pursuant to this Agreement (including, for the avoidance of doubt, for purposes of calculating the amount to be withheld under Section 1446(f) of the Code with respect to such Company Holder with respect to the transactions contemplated by this Agreement).

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Pace and Merger Subs as follows:

SECTION 5.01 Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a limited liability company or other organization duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has the requisite corporate or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified or licensed as a foreign organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not individually or in the aggregate expected to have a Company Material Adverse Effect.

SECTION 5.02 Organizational Documents. The Company has prior to the date of this Agreement made available to Pace in the Virtual Data Room a complete and correct copy of the Company Organizational Documents and the organizational documents of each Company Subsidiary, each as amended to date. Such organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the material provisions of its organizational documents.

SECTION 5.03 Capitalization.

(a) Section 5.03(a) of the Company Disclosure Schedule sets forth a true and complete list of all the Equity Interests issued or outstanding in the Company, and there are no Equity Interests issued or outstanding in the Company except as set forth thereon. All such Equity Interests are held by the holders thereof free and clear of all Liens, options, rights of first refusal and limitations on the Company’s voting or transfer rights other than transfer restrictions under applicable securities Laws and the Company Organizational Documents. All such Equity Interests are validly issued, fully paid and non-assessable and have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable contracts to which the Company is a party and the Company Organizational Documents.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding Equity Interests of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 5.03(b) of the Company Disclosure Schedule, and there are no Equity Interests issued or outstanding in any Company Subsidiary except as set forth thereon. All such Equity Interests are validly issued, fully paid and non-assessable have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable contracts to which the Company is a party and the Company Organizational Documents. Each outstanding Equity Interest of each Company Subsidiary is owned 100% by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting or transfer rights other than transfer restrictions under applicable securities Laws and their respective organizational documents. The Company does not directly or indirectly own, and has never owned, any Equity Interest in, or any interest convertible into or exchangeable or exercisable for any Equity Interest in, any other corporation, partnership, joint venture or business association or other entity.

(c) Except as set forth in Section 5.03(c) of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of Equity Interests of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for Equity Interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Equity Interests in the Company or any Company Subsidiary. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Equity Securities or any other Equity Interests of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting or transfer of the Company Equity Securities or any of the Equity Interests or other securities of the Company. The Company does not own any Equity Interests in any person.

(d) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests of the Company or any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(e) Section 5.03(e) of the Company Disclosure Schedule sets forth, the following information with respect to each Company UAR outstanding: (i) the name of the Company UAR recipient; (ii) the Company UAR Plan pursuant to which such Company UAR was granted; (iii) the number of Company Common Units subject to such Company UAR; (iv) the exercise or base price of such Company UAR; (v) the date on which such Company UAR was granted; (vi) the number of Company UARs that are vested and exercisable; and (vii) the date on which such Company UAR expires. The Company has made available to Pace in the Virtual Data Room accurate and complete copies of each Company Plan pursuant to which the Company has granted the Company UARs that are currently outstanding and the form of all award agreements evidencing such Company UARs. No Company UAR was granted with an exercise or base price per share less than the fair market value of the underlying Company Common Units as of the date such Company UAR was granted. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company UAR or as a result of the Transactions.

SECTION 5.04 Authority Relative to this Agreement. The Company has all necessary organizational power and authority to execute and deliver this Agreement and any other Transaction Documents to which it is a party thereto, to perform its obligations hereunder and thereunder and, subject to receiving the Requisite Nerdy Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary organizational action, and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than the Requisite Nerdy Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DLLCA). The Supporting Equity Holders comprise the necessary number of the Company Holders and Blocker Holders to constitute Requisite Nerdy Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Pace, the Blockers and Company Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”).

SECTION 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DLLCA and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 5.05(b), and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 5.05(b) of the Company Disclosure Schedule, including the Written Consent have been made, obtained or given, the performance of this Agreement by the Company, will not (i) conflict with or violate the Company Organizational Documents or the organizational documents of any Company Subsidiary, (ii) conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of consent, notice, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any contract to which the Company or any Company Subsidiary is a party or by which their respective assets are bound, except, with respect to clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences, which would not have or reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any U.S. federal, state, county or local or non-U.S. government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal (including employment tribunal), or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934 (the “Exchange Act”), the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DLLCA, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 5.06 Permits; Compliance. Except as set forth in Section 5.06 of the Company Disclosure Schedule, each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is, or has been since January 1, 2019, in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (b) any Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 5.07 Financial Statements.

(a) The Company has made available to Pace in the Virtual Data Room true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2018 and December 31, 2019 (the balance sheet as of December 31, 2019, the “Balance Sheet Date”), and the related audited consolidated statements of operations, cash flows and changes in equityholders’ equity of the Company and the Company Subsidiaries for each of the years then ended (collectively, the “Audited Financial Statements”), which are attached as Section 5.07(a) of the Company Disclosure Schedule. Each of the Audited Financial Statements (including the notes thereto) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as at the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) Except as and to the extent set forth on the Balance Sheet Date, the Company does not have any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business since the date of such Balance Sheet Date (and in any event do not relate to breach of contract, tort or noncompliance with Law) or (ii) such other liabilities and obligations which are not, individually or in the aggregate, expected to have a Company Material Adverse Effect.

(c) Except as set forth on Section 5.07(c) of the Company Disclosure Schedule, the Company and the Company Subsidiaries do not have any Company Debt.

(d) Since January 1, 2019, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

SECTION 5.08 Absence of Certain Changes or Events. Since December 31, 2019 and on and prior to the date of this Agreement, except as otherwise reflected in the Audited Financial Statements or as expressly contemplated by this Agreement, (a) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, (b) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including Company-Owned IP) other than revocable non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business, (c) there has not been a Company Material Adverse Effect and (d) none of the Company or any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 8.01.

SECTION 5.09 Absence of Litigation. There is no material litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except for any such order, writ, judgement, injunction, decree, determination or award that would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

SECTION 5.10 Employee Benefit Plans.

(a) Section 5.10(a) of the Company Disclosure Schedule includes a true and correct list of, as of the date of this Agreement, all material Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary, including all forms of offer letter and agreement pursuant to which all individuals who are (or who at any time in the last twelve (12) months have been) employed or engaged as employees, Workers, or independent contractors by the Company or any Company Subsidiary and no such individual is or has been employed or engaged on terms that differ to a material extent from such forms of offer letter or agreement. Section 5.10(a) of the Company Disclosure Schedule sets forth a true and correct list of any employment or similar agreement with any senior executive of the Company.

For purposes of this Agreement, “Plans” shall mean all Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director, Worker, consultant and/or other service provider, or under which the Company or any Company Subsidiary or ERISA Affiliate has or could reasonably be expected to incur any liability (contingent or otherwise).

(b) With respect to each material Plan, the Company has made available to Pace, as applicable (i) a true and complete copy of the current plan document and all amendments thereto and each insurance contract, trust agreement or other funding agreement or arrangement (including all amendments thereto), (ii) copies of the most recent scheme booklet, summary plan description and any summaries of material modifications, (iii) a copy of the 2019 filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof) or other most recent annual or other reports filed with any Governmental Authority and all schedules thereto, (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. Neither the Company nor any Company Subsidiary has any express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) None of the Company or any ERISA Affiliate contributes to or has any obligation to contribute to, or has at any time within six years prior to the Closing Date contributed to or had an obligation to contribute to, and no Plan is, (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a plan subject to Section 412 of the Code, Section 302 of ERISA and/or Title IV of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean, with respect to the Company, any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Company, or that is a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

(d) Neither the Company nor any Company Subsidiary is nor will be obligated, whether under any Plan or otherwise, to pay separation, severance, redundancy, termination or similar benefits to any person directly as a result of any Transaction contemplated by this Agreement, nor will any such Transaction accelerate the time of payment, funding or vesting, or increase the amount, of any benefit or other compensation due to any individual. In connection with the consummation of the Transactions, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made that, in the aggregate, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

(e) None of the Plans provides, nor does the Company nor any Company Subsidiary have any obligation to provide, retiree medical to any current or former employee, officer, director or consultant of the Company or any Company Subsidiary after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any analogous state Law.

(f) Each Plan is and has been within the past six (6) years in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA, the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) and the Code. The Company and the Company Subsidiaries have performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan or the assets of any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and, to the knowledge of the Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plans or the exempt status of any such trust.

(h) There has not been, nor is there reasonably expected to be, any “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or any “reportable event” (within the meaning of Section 4043 of ERISA) with respect to any Plan that could reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries. To the knowledge of the Company, there have been no acts or omissions by the Company or any ERISA Affiliate that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.

(i) All contributions, premiums or payments required to be made with respect to any Plan pursuant to their terms and provisions or pursuant to applicable Law have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries to the extent required by, and in accordance with, GAAP, except as would not result in material liability to the Company or any Company Subsidiary.

(j) Each Plan that could be a “nonqualified deferred compensation” arrangement under Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations promulgated thereunder. No service provider is entitled to a Tax gross-up or similar payment for any Tax or interest that may be due under Section 409A or 4999 of the Code.

SECTION 5.11 Labor and Employment Matters.

(a) Section 5.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company or any Company Subsidiary as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (i) name and employing entity; (ii) title or position and location of employment; (iii) hire date; (iv) current annualized base salary or (if paid on an hourly basis) hourly rate of pay, and (for U.S. employees) status as exempt or non-exempt under the Fair Labor Standards Act; (v) commission, bonus or other incentive-based compensation eligibility, and all other compensation for which he or she is eligible; and (vi) for those employees outside of the United States, the period of required notice, if any, prior to termination of their employment if such notice period is longer than the statutory minimum under applicable local Laws.

(b) Except as set forth in Section 5.11(b) of the Company Disclosure Schedule, as of the date of this Agreement, no employee of the Company or any Company Subsidiary is represented by a labor union, works council, trade union, or similar representative of employees and neither the Company nor any Company Subsidiary is a party to, subject to, or bound by a collective bargaining agreement, collective agreement or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. As of the date of this Agreement and during the two year period immediately prior to such date, there are no and were no strikes, lockouts or work stoppages existing or, to the company’s knowledge, threatened, with respect to any employees or the Company or any Company Subsidiaries or any other individuals who have provided services with respect to the Company or any Company Subsidiaries. As of the date of this Agreement and during the two year period immediately prior to such date, there have been no union certification or representation petitions or demands with respect to the Company or any Company Subsidiaries or any of their employees and, to the Company’s knowledge, no union or labor organizing campaign or similar effort is pending or threatened with respect to the Company, any Company Subsidiaries, or any of their employees.

(c) Except as set forth in Section 5.11(c) of the Company Disclosure Schedule, as of the date of this Agreement, there are no Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by any of their respective current or former employees, Workers or independent contractors, except for any such Actions that would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except as set forth in Section 5.11(d) of the Company Disclosure Schedule, the Company and the Company Subsidiaries are and have been since January 1, 2019 in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws regarding employment practices, employment discrimination, terms and conditions of employment, redundancies, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Laws), information and consultation, furloughs, immigration, meal and rest breaks, working time, pay equity, workers’ compensation, family and medical leave and all other employee leave, holiday pay, recordkeeping, classification of employees, Workers and independent contractors, wages and hours, pay checks and pay stubs, employee seating, anti-harassment and anti-retaliation (including all such Laws relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements, and neither the Company nor any Company Subsidiary is liable for any arrears of wages, penalties or other sums for failure to comply with any of the foregoing, except for any such non-compliance that would not reasonably be expected to have a Company Material Adverse Effect. Each employee of the Company and each Company Subsidiary and any Worker and other individual who has provided services with respect to the Company or any Company Subsidiary has been paid (and as of the Closing will have been paid) all wages, bonuses, compensation and other sums owed and due to such individual as of such date in all material respects.

(e) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

SECTION 5.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 5.12(b) of the Company Disclosure Schedule lists the street address (and, if applicable, the suite numbers(s)) of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property (each, a “Lease”), with the name of each other party thereto and the date of each Lease in connection therewith, and each material amendment thereto (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Pace in the Virtual Data Room. (i) Except as set forth in Section 5.12(b) of the Company Disclosure Schedule, there are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy all or any portion of the Leased Real Property, (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not have a Company Material Adverse Effect, and (iii) to the Company’s knowledge, there are no material disputes with respect to any Lease Documents.

(c) There are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being, or is intended to be, used, except as would not reasonably be expected to have Company Material Adverse Effect. The Leased Real Property, and the improvements thereon, are in compliance in all material respects with all applicable laws, in good repair and in good condition (ordinary wear and tear excepted), and there are no patent or latent defects or adverse physical conditions other than those that would not have reasonably be expected to have a Company Material Adverse Effect. In the past three years, there has not been any interruption in the delivery of adequate service of any utilities required in the operation of the business of the Company currently conducted on the Leased Real Property and the Company has not experienced any disruptions to its operations arising out of any recurring loss of electrical power, flooding, limitations to access to public sewer and water or restrictions on septic service at the Leased Real Property, except as would not reasonably be expected to have Company Material Adverse Effect.

(d) Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have Company Material Adverse Effect. The Company Leased Real Property constitutes all of the real property interests owned, used or held for use in the conduct of the business of the Company consistent with past practice and is sufficient in all material respects for the continued conduct and operation of such business, consistent with past practice and as presently proposed to be conducted.

(e) The assets owned by the Company and the Company Subsidiaries and the employees of the Company and the Company Subsidiaries are all of the assets and individuals used by the Company and the Company Subsidiaries with respect to the business of the Company and the Company Subsidiaries as conducted in the ordinary course of business, and such assets and individuals comprise all of the assets, individuals and rights necessary for the ownership and operation of the assets of the Company and the Company Subsidiaries and to carry out the business of the Company and the Company Subsidiaries substantially in the same manner as of the date of this Agreement.

SECTION 5.13 Intellectual Property.

(a) Section 5.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following that are owned or purported to be owned, used or held for use by the Company and/or the Company Subsidiaries: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person (other than (A) unmodified, commercially available, “off-the-shelf” Software with a replacement cost and aggregate annual license and maintenance fees of less than $500,000 and (B) commercially available service agreements to Business Systems that have an individual service or subscription fee of less than $500,000 or less per annum); and (iii) any Software or Business Systems constituting Company-Owned IP that are either (A) incorporated into or used in connection with the Products or (B) otherwise material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted as of the date hereof. The Company IP constitutes all Intellectual Property rights used in, or necessary for, the operation of the business of the Company and the Company Subsidiaries and is sufficient for the conduct of such business substantially as conducted as of the date hereof.

(b) Except as set forth in Section 5.13(b) of the Company Disclosure Schedule, the Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written contract or license, all Company-Licensed IP. All Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable. No loss or expiration of any of the Company-Owned IP is threatened in writing, or, to the Company’s knowledge, pending.

(c) The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain, protect and enforce Intellectual Property rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information. Neither the Company nor any Company Subsidiaries has disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information.

(d) (i) There have been no claims filed and served or, to the Company’s knowledge, threatened in writing, against the Company or any Company Subsidiary, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company IP, or (B) alleging any infringement or misappropriation of, or other violation of, any Intellectual Property rights of other persons (including any unsolicited demands or offers to license any Intellectual Property rights from any other person); (ii) the operation of the business of the Company and the Company Subsidiaries (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.

(e) Except as would have a Company Material Adverse Effect, all persons who have contributed, developed or conceived any Company-Owned IP have executed valid and enforceable written agreements with the Company or one of the Company Subsidiaries, substantially in the form made available to Company Merger Sub or Pace in the Virtual Data Room, and pursuant to which such persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property.

(f) Neither the Company nor any of the Company Subsidiaries or, to the Company’s knowledge, any other person is in material breach or in material default of any agreement specified in Section 5.13(a) of the Company Disclosure Schedule.

(g) The Company and Company Subsidiaries do not use and since January 1, 2019 have not used any Open Source Software or any modification or derivative thereof (i) in a manner that would grant or purport to grant to any other person any rights to or immunities under any of the Company IP, or (ii) under any Reciprocal License, to license or provide the source code to any of the Business Systems or Product components for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Business Systems or Product components at no or minimal charge, except as would not have a Company Material Adverse Effect.

(h) To the Company’s knowledge, there are no defects or technical concerns or problems, in each case that are current, unresolved and material, in any of the Products currently under development which are not of the type that are capable of being remediated in the ordinary course of business without delaying the Company’s commercialization timeline as currently planned.

(i) The Company and the Company Subsidiaries maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, including by implementing systems and procedures (i) that manage mobile devices, including those provided to employees or contractors by the Company or any Company Subsidiary and those provided by such individuals themselves (and the Company and the Company Subsidiaries do not permit such individuals to use devices in connection with the business that are not monitored by the Company or a Company Subsidiary), (ii) that provide continuous monitoring and alerting of any problems or issues with the Business Systems, and (iii) that monitor network traffic for threats and scan and assess vulnerabilities in the Business Systems. All of such plans and procedures have been proven effective upon testing in all material respects, since January 1, 2019. To the Company’s knowledge, since January 1, 2019, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects. The Company and each of the Company Subsidiaries have purchased a sufficient number of licenses for the operation of their Business Systems that constitute Company-Licensed IP as currently conducted or as contemplated to be conducted as of the date hereof.

(j) Except as would not reasonably be expected to have Company Material Adverse Effect, the Company and each of the Company Subsidiaries currently and since January 1, 2019 have complied with (i) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) any applicable publicly posted privacy or other policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information, including any policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, (iii) PCI DSS, (iv) all contractual commitments that the Company or any Company Subsidiary has entered into or is otherwise bound with respect to privacy and/or data security; and (v) industry standards to which the Company or any Company Subsidiary is bound or purports to adhere (collectively, the “Data Security Requirements”). Without limiting the generality of the foregoing, the Company has provided all notices and obtained all consents required to be provided or received, respectively, pursuant to COPPA. The Company and the Company Subsidiaries have each implemented reasonable physical, technical, organizational and administrative data security safeguards designed to protect the security and integrity of the Business Systems constituting Company-Owned IP and any Business Data, including where applicable, implementing industry standard procedures preventing unauthorized access and the introduction of Disabling Devices, and the taking and storing on-site and off-site of back-up copies of critical data. To the Company’s knowledge, there is no Disabling Device in any of the Business Systems constituting Company-Owned IP or Product components. Since January 1, 2019, neither the Company nor any of the Company Subsidiaries has, to the Company’s knowledge (A) experienced any data security breaches, unauthorized access or use of any of the Business Systems constituting Company-Owned IP, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration or use of any Business Data or (B) received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information, or the violation of any applicable Privacy/Data Security Laws, and, to the Company’s knowledge, there is no reasonable basis for the same.

(k) Except as would not reasonably be expected to have Company Material Adverse Effect, the Company and/or one of the Company Subsidiaries (i) owns or possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Data Security Requirements, or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of the Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions, that would prohibit Company Merger Sub or Pace from receiving or using Personal Information or other Business Data after the Closing Date, in the manner in which the Company and the Company Subsidiaries receive and use such Personal Information and other Business Data prior to the Closing Date or result in liabilities in connection with Data Security Requirements.

(l) Except as would create a Company Material Adverse Effect, all past and current employees, Workers and independent contractors of the Company and the Company Subsidiaries that provide services for the Company and are directly involved in the development of Products are under written obligation to the Company and the Company Subsidiaries to maintain in confidence all Confidential Information acquired or contributed by them in the course of their employment or engagement.

(m) Neither the Company nor any Company Subsidiary is, nor since January 1, 2019 has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company or any Company Subsidiary to grant or offer to any other person any license or right to any Company-Owned IP.

SECTION 5.14 Taxes.

(a) All U.S. federal income and all other material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been duly and timely filed (taking into account any extension of time to file), and each such Tax Return is true, correct and complete in all material respects.

(b) All U.S. federal income and all other material Taxes owed by the Company or any Company Subsidiary or for which the Company or any Company Subsidiary may otherwise be liable (whether or not shown on any Tax Return) have been paid in full.

(c) There is no claim against the Company or any Company Subsidiary for any material Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing by any Taxing Authority with respect to any Taxes or Tax Returns of or with respect to the Company or any Company Subsidiary.

(d) No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of income or other material Taxes or Tax matters is pending, being conducted or has been threatened in writing with respect to the Company or any Company Subsidiary.

(e) Neither the Company nor any Company Subsidiary has received written notice of any claim from a Taxing Authority in a jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns stating that the Company or any Company Subsidiary is or may be subject to Tax in such jurisdiction.

(f) Neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g) There are no liens or encumbrances for material Taxes upon any of the assets of the Company or any Company Subsidiary except for Permitted Liens.

(h) Neither the Company nor any Company Subsidiary is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract or arrangement, in each case, other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes.

(i) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company was the common parent).

(j) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise, in each case, other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes.

(k) Neither the Company nor any Company Subsidiary has any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Taxing Authority, on the other hand.

(l) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) The Company has made available to Pace true, correct and complete copies of all material income Tax Returns filed by the Company or any Company Subsidiary for the 2018 and 2019 tax years.

(n) Neither the Company nor any Company Subsidiary has received a written notice from a Taxing Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(o) For U.S. federal income tax purposes, the Company and each Company Subsidiary is, and has been since its formation, classified as either a partnership or a disregarded entity. The Company and each Company Subsidiary that is a partnership for U.S. federal income tax purposes has made or will make a valid election under Section 754 of the Code.

(p) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income tax law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; or (iv) prepaid amount received prior to the Closing outside the ordinary course of business.

SECTION 5.15 Environmental Matters. (a) Neither the Company nor any of the Company Subsidiaries has violated since January 1, 2019, nor is it in violation of, applicable Environmental Law; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws; (c) to the Company’s knowledge, none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”); (e) each of the Company and each Company Subsidiary, and their Products, are in compliance with Environmental Laws and Environmental Permits in all material respects; and (f) neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action alleging any violation or, or liability under, Environmental Laws, except in each case as would not have a Company Material Adverse Effect. The Company has provided all environmental site assessments, reports, studies or other evaluations in its possession or reasonable control relating to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.

SECTION 5.16 Material Contracts.

(a) Section 5.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which the Company or any Company Subsidiary is a party or by which any of their respective assets is bound (such contracts and agreements as are required to be set forth on Section 5.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) each contract and agreement with consideration paid or payable to the Company or any of the Company Subsidiaries of more than $250,000, in the aggregate, over any 12-month period;

(ii) each contract and agreement with Suppliers to the Company or any Company Subsidiary, including those relating to the design, development, manufacture or sale of Products of the Company or any Company Subsidiary, for expenditures paid or payable by the Company or any Company Subsidiary requiring payment obligation of an amount equal to or greater than $250,000 over any 12-month period;

(iii) all management contracts (excluding contracts for employment) and contracts with other Workers and consultants;

(iv) all contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party pursuant to which the Company has paid an amount equal to or greater than $250,000 over any 12-month period;

(v) all contracts and agreements evidencing indebtedness for borrowed money in an amount greater than $250,000, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person;

(vi) all partnership, joint venture or similar agreements;

(vii) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party, other than any Company Permits;

(viii) all contracts and agreements that limit, or purport to limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(ix) all contracts involving use of any Company-Licensed IP required to be listed in Section 5.13(a)(ii) of the Company Disclosure Schedule;

(x) contracts which involve the license or grant of rights to Company-Owned IP by the Company;

(xi) all contracts or agreements under which the Company has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis; and

(xii) agreement for the development of Company-Owned IP for the benefit of the Company.

(b) (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries and, to the knowledge of the Company, the other parties thereto, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract, except for any such conflicts, violations, breaches, defaults or other occurrences which would not be expected to result in a Company Material Adverse Effect. No party to a Material Contract has given written notice of or, to the knowledge of the Company, threatened (A) any potential exercise of termination rights with respect to any Material Contract or (B) any non-renewal or modification of any Material Contract. The Company has furnished or made available to Pace in the Virtual Data Room true and complete copies of all Material Contracts, including any amendments thereto that are material in nature.

SECTION 5.17 Insurance.

(a) Section 5.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured (the “Insurance Policies”), a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.

(b) With respect to each such Insurance Policy, except as would not be expected to result in a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

SECTION 5.18 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and the Company Holders, (b) approved this Agreement and the Transactions, including the Merger, and declared their advisability, and (c) recommended that the Company Holders approve and adopt this Agreement and approve the Transactions, including the Merger, and directed that this Agreement and the Transactions, including the Merger, be submitted for consideration by the Company Holders. The Requisite Nerdy Approval is the only vote of the holders of any Company Equity Securities necessary to adopt this Agreement and approve the Transactions, including the Merger. The Written Consent, if executed and delivered, would qualify as the Requisite Nerdy Approval and no additional approval or vote from any holders of any Company Equity Securities would then be necessary to adopt this Agreement and approve the Transactions, including the Merger.

SECTION 5.19 Certain Business Practices.

(a) Since January 1, 2019, none of the Company, any Company Subsidiary, or to the Company’s knowledge any of their respective directors, officers, Workers, employees or agents, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Law; or (iii) made any payment in the nature of criminal bribery.

(b) Since January 1, 2019, none of the Company, any Company Subsidiary, or to the Company’s knowledge, any of their respective directors, officers, Workers or employees, or agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.

(c) There are no, and since January 1, 2019, there have not been, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or, to the Company’s knowledge, any of their respective officers, directors, employees, Workers or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

SECTION 5.20 Interested Party Transactions. Except as set forth in Section 5.20 of the Company Disclosure Schedule and for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of the Company’s business, no director, officer or other affiliate of the Company or any Company Subsidiary has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company or any Company Subsidiary furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company or any Company Subsidiary, any goods or services; (c) a beneficial interest in any Material Contract; or (d) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements. The Company and the Company Subsidiaries have not, since January 1, 2019, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

SECTION 5.21 Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

SECTION 5.22 Brokers. Except as set forth on Section 5.22 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has provided Pace with a true and complete copy of all contracts, agreements and arrangements including its engagement letter, between the Company and Goldman Sachs & Co., other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

SECTION 5.23 Sexual Harassment and Misconduct. Except as would not reasonably be expected to result in material liability to the Company or any of the Company Subsidiaries, (a) none of the Company or the Company Subsidiaries has entered into a settlement agreement with a current or former officer, director, Worker or employee of the Company or any of the Company Subsidiaries resolving allegations of sexual harassment or misconduct in writing by an executive officer, director, Worker or employee of the Company or any of the Company Subsidiaries, and (b) there are no, and since the Balance Sheet Date, there have not been any Actions pending or, to the knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries, in each case, involving allegations of sexual harassment or misconduct by an officer, director, Worker or employee of the Company or any of the Company Subsidiaries. Since January 1, 2019, the Company and its Subsidiaries have used reasonable best efforts to investigate all sexual harassment or other discrimination allegations with respect to current or former employees or Workers of which the Company or a Company Subsidiary has or had knowledge.

SECTION 5.24 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article V (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Pace, its affiliates or any of their respective Representatives by, or on behalf of, Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither Company nor any other person on behalf of Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Pace, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Pace, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF BLOCKERS

Each Blocker, severally and not jointly, hereby represents and warrants to Pace as follows:

SECTION 6.01 Corporate Organization; No Employees.

(a) Such Blocker is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not reasonably be expected to prevent or materially impede the performance by such Blocker of its obligations under this Agreement or the consummation of the applicable Blocker Merger or any of the other Transactions.

(b) No Blocker has, or has ever had, any employees or Workers.

SECTION 6.02 Capitalization.

(a) Section 6.02(a) of the Company Disclosure Schedule sets forth a true and complete list of all the Equity Interests issued or outstanding in such Blocker. All such Equity Interests are held by the applicable Blocker Holders free and clear of all Liens, options, rights of first refusal and limitations on the such Blocker’s voting or transfer rights other than transfer restrictions under applicable securities Laws and such Blocker’s organizational documents. All such Equity Interests are validly issued, fully paid and non-assessable have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all preemptive rights and other requirements set forth in applicable contracts to which such Blocker is a party and such Blocker’s organizational documents.

(b) Except as set forth in Section 6.02(b) of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of such Blocker or obligating such Blocker to issue or sell any shares of Equity Interests of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for Equity Interests in, such Blocker. Such Blocker is not a party to, or otherwise bound by, and such Blocker has not granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Equity Interests in such Blocker. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which such Blocker is a party or among any holder of any Equity Interests in such Blocker to which such Blocker is not a party, with respect to the voting or transfer of the Equity Interests in such Blocker.

SECTION 6.03 Authority. Such Blocker has all necessary corporate power and authority to execute and deliver this Agreement and any other Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Requisite Nerdy Approval, to consummate the Transactions, including the applicable Blocker Merger. The execution and delivery of this Agreement by such Blocker and the consummation by the Company of the Transactions, including the applicable Blocker Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of such Blocker are necessary to authorize this Agreement or to consummate the Transactions, including the applicable Blocker Merger (other than the Requisite Nerdy Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by such Blocker and, assuming the due authorization, execution and delivery by Pace, the Company, the other Blockers and Merger Subs, constitutes a legal, valid and binding obligation of such Blocker, enforceable against such Blocker in accordance with its terms, except as limited by the Remedies Exceptions.

SECTION 6.04 No Conflict.

(a) The execution and delivery of this Agreement by such Blocker does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 6.04(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 6.04(a) of the Company Disclosure Schedule, including the Written Consent, have been made, obtained or given, the performance of this Agreement by such Blocker will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of such Blocker, (ii) conflict with or violate any Law applicable to such Blocker or by which any property or asset of such Blocker is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, consent, notice, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of such Blocker pursuant to, any contract to which such Blocker is a party or by which its assets are bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to prevent, materially delay or materially impede the performance by such Blocker of its obligations under this Agreement or the consummation of the applicable Blocker Merger or any of the other Transactions.

(b) The execution and delivery of this Agreement by such Blocker does not, and the performance of this Agreement by such Blocker will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any Governmental Authority except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to prevent, materially delay or materially impede the performance by such Blocker of its obligations under this Agreement or the consummation of the applicable Blocker Merger or any of the other Transactions.

SECTION 6.05 Litigation. There is no Action pending or threatened in writing against such Blocker or any property or asset of such Blocker. Neither such Blocker nor any property or asset of such Blocker is subject to any material continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 6.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of such Blocker.

SECTION 6.07 Assets; Liabilities.

(a) Where such Blocker is not a party to the Blocker Restructuring, (i) such Blocker has never owned any assets other than its direct ownership of Equity Interests of the Company, cash and tax attributes incidental to or arising out of its ownership of such interests, and (ii) its sole assets at all times up to the Closing will be its direct ownership of Equity Interests of the Company, cash and tax attributes incidental to or arising out of its ownership of such interests. Where such Blocker is a party to the Blocker Restructuring, (i) such Blocker has never owned any assets, and will own no assets prior to the Blocker Restructuring, other than its direct ownership of an intermediate entity through which such Blocker holds an indirect interest in the Equity Interests of the Company, cash and tax attributes incidental to or arising out of its ownership of such interests, and (ii) upon consummation of the Blocker Restructuring and at all times thereafter up to the Closing, such Blocker’s sole assets will be Equity Interests of the Company, cash and tax attributes incidental to or arising out of its ownership of such interests (or out of its previous ownership of interests in any intermediate entity through which such Blocker held an indirect interest in the Equity Interests of the Company).

(b) Where such Blocker is not a party to the Blocker Restructuring, such Blocker has never had any operations or liabilities, and will have no operations or liabilities prior to the Closing, other than Incidental Entity Obligations and liabilities arising out of its ownership of Equity Interests of the Company. Where such Blocker is a party to the Blocker Restructuring, (i) such Blocker has never had any operations or liabilities, and will have no operations or liabilities prior to the Blocker Restructuring, other than Incidental Entity Obligations and liabilities arising out of its ownership of interest in any intermediate entity through which such Blocker holds an indirect interest in the Equity Interests of the Company, and (ii) following the Blocker Restructuring and at all times thereafter up to the Closing, such Blocker will have no operations or liabilities other than Incidental Entity Obligations and liabilities arising out of its direct ownership of Equity Interests of the Company (or out of its previous ownership of interests in any intermediate entity through which such Blocker held an indirect interest in the Equity Interests of the Company).

SECTION 6.08 Taxes.

(a) All U.S. federal income and all other material Tax Returns required to be filed by such Blocker have been duly and timely filed (taking into account any extension of time to file).

(b) All U.S. federal income and all other material Taxes owed by such Blocker (whether or not shown on any Tax Return) have been paid in full.

(c) There is no claim currently pending against such Blocker for any material Taxes, and no assessment, deficiency or adjustment has been asserted or proposed or threatened, in each case, in writing against such Blocker by any Taxing Authority with respect to any Taxes or Tax Returns of such Blocker, which assessment, deficiency or adjustment has not been resolved.

(d) No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending or being conducted or has been threatened, in each case, in writing and not resolved against such Blocker.

SECTION 6.09 Exclusivity of Representations. Except as otherwise expressly provided in this Article VI, such Blocker hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to such Blocker, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Pace, its affiliates or any of their respective Representatives by, or on behalf of, such Blocker, and any such representations or warranties are expressly disclaimed.

ARTICLE VII.

REPRESENTATIONS AND WARRANTIES OF PACE AND MERGER SUBS

Except as set forth in the Pace SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Pace SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), Pace hereby represents and warrants to the Company as follows:

SECTION 7.01 Corporate Organization.

(a) Each of Pace and each Merger Sub is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, and has the requisite corporate or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not be a Pace Material Adverse Effect.

(b) Merger Subs are the only subsidiaries of Pace. Except for Merger Subs, Pace does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

SECTION 7.02 Organizational Documents. Each of Pace and each Merger Sub have heretofore furnished to the Company complete and correct copies of the Pace Organizational Documents and the Merger Sub Organizational Documents. The Pace Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Pace nor any Merger Sub is in violation of any of the material provisions of the Pace Organizational Documents and the applicable Merger Sub Organizational Documents.

SECTION 7.03 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of Pace consists of (i) 200,000,000 Cayman Pace Class A Ordinary Shares, (ii) 20,000,000 Cayman Pace Founders Shares and (iii) 1,000,000 preference shares, par value $0.0001 per share (“Pace Preferred Shares”). As of the date of this Agreement (i) 45,000,000 Cayman Pace Class A Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) 11,250,000 Cayman Pace Founders Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (iii) no Cayman Pace Class A Ordinary Shares or Cayman Pace Founders Shares are held in the treasury of Pace, (iv) 16,333,333 Cayman Pace Warrants are issued and outstanding, and (v) 16,333,333 Cayman Pace Class A Ordinary Shares are reserved for future issuance pursuant to the Cayman Pace Warrants. As of the date of this Agreement, there are no Pace Preferred Shares issued and outstanding. Each Cayman Pace Warrant is exercisable for one Cayman Pace Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such Cayman Pace Warrant and the Pace Warrant Agreement.

(b) As of the date of this Agreement, 100% of the Equity Interests in each Merger Sub are held by Pace. All such Equity Interests have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Pace free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the Merger Sub Organizational Documents.

(c) All outstanding Cayman Pace Units, Cayman Pace Class A Ordinary Shares, Cayman Pace Founders Shares and Cayman Pace Warrants have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the Pace Organizational Documents.

(d) The shares of Pace Class A Common Stock and Pace Class B Common Stock being delivered by Pace hereunder shall be (i) duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the Pace Organizational Documents and (ii) issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.

(e) As of the date of this Agreement, after giving effect to the Domestication (and the conversion of the Cayman Pace Founders Shares in connection therewith) and except for the Subscription Agreements, the Forward Purchase Agreements, this Agreement, and the Pace Warrants, Pace has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Pace or obligating Pace to issue or sell any shares of capital stock of, or other Equity Interests in, Pace. All shares of Pace Class A Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Pace nor any subsidiary of Pace is a party to, or otherwise bound by, and neither Pace nor any subsidiary of Pace has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Letter Agreement, the Stockholders Agreement and the Waiver Agreement, Pace is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of shares of Pace Class A Common Stock or any of the Equity Interests or other securities of Pace or any of its subsidiaries.

(f) As of the date of this Agreement, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Merger Sub or obligating any Merger Sub to issue or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the applicable Merger Sub. As of the date of this Agreement, no Merger Sub is a party to, or otherwise bound by, and no Merger Sub has granted any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the applicable Merger Sub. As of the date of this Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which any Merger Sub is a party, or to Pace’s knowledge, among any holder of Equity Interests to which a Merger Sub is not a party, with respect to the voting or transfer of such Equity Interests.

SECTION 7.04 Authority Relative to This Agreement. Each of Pace and each Merger Sub have all necessary organizational corporate and limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the satisfaction of the condition set forth in Section 10.01(b), to consummate the Transactions. The execution and delivery of this Agreement by each of Pace and each Merger Sub and the consummation by each of Pace and each Merger Sub of the Transactions have been duly and validly authorized by all necessary action, and no other proceedings on the part of Pace or such Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the applicable Transactions (other than the Domestication), the approval and adoption of this Agreement by the holders of a majority of the then-outstanding Cayman Pace

Ordinary Shares represented in person or by proxy at the Pace Shareholders’ Meeting and who vote at such meeting and the holders of a majority of the then outstanding shares of common stock in the applicable Merger Sub, and the filing and recordation of appropriate merger documents as required by the DGCL and the DLLCA, and (b) with respect to the Domestication, the approval and adoption of the Domestication by the holders of at least 2/3 of the then-outstanding Cayman Pace Ordinary Shares represented in person or by proxy at such meeting and who vote at such meeting and the filing and recordation of appropriate merger documents as required by the DGCL). The Pace Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in the Pace Certificate of Incorporation shall not apply to the Merger, this Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of Pace, no other state takeover statute is applicable to the Merger or the other Transactions.

SECTION 7.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Pace and each Merger Sub do not, and the performance of this Agreement by each of Pace and each Merger Sub will not, (i) conflict with or violate the Pace Organizational Documents or the applicable Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 7.04 and Section 7.05(b) have been obtained and all filings and obligations described in Section 7.05(b) have been made, conflict with or violate any Law applicable to each of Pace or each Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Pace or each Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Pace or each Merger Sub is a party or by which each of Pace or each Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Pace Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Pace and each Merger Sub do not, and the performance of this Agreement by each of Pace and each Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL, (ii) in connection with the Domestication, the applicable requirements and required approval of the Registrar of Companies in the Cayman Islands, (iii) approval of the shareholders of Pace, (iv) such filings with, and approvals of, the New York Stock Exchange to permit the Pace Shares to be issued in connection with the Transactions and to be listed on the New York Stock Exchange and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Pace or Merger Subs from performing its respective material obligations under this Agreement.

SECTION 7.06 Compliance. Neither Pace nor any Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Pace or such Merger Sub or by which any property or asset of Pace or such Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Pace or such Merger Sub is a party or by which Pace or such Merger Sub or any property or asset of Pace or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Pace Material Adverse Effect. Each of Pace and each Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Pace or such Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 7.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Pace has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since October 6, 2020, together with any amendments, restatements or supplements thereto (collectively, the “Pace SEC Reports”). Pace has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Pace with the SEC to all agreements, documents and other instruments that previously had been filed by Pace with the SEC and are currently in effect. As of their respective dates, the Pace SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in the case of any Pace SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other Pace SEC Report. Each director and executive officer of Pace has filed with the SEC on a timely basis all documents required with respect to Pace by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Pace SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Pace as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments that have not had, and would not reasonably be expected to individually or in the aggregate be material). Pace has no off-balance sheet arrangements that are not disclosed in the Pace SEC Reports. No financial statements other than those of Pace are required by GAAP to be included in the consolidated financial statements of Pace.

(c) Except as and to the extent set forth in the Pace SEC Reports, neither Pace nor any Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Pace’s and such Merger Sub’s business since the date of the last Pace SEC Report.

(d) Pace is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(e) Pace has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Pace and other material information required to be disclosed by Pace in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Pace’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Pace’s principal executive officer and principal financial officer to material information required to be included in Pace’s periodic reports required under the Exchange Act.

(f) Pace maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Pace maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Pace has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Pace to Pace’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Pace to record, process, summarize and report financial data. Pace has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Pace. Since September 30, 2020, there have been no material changes in Pace’s internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by Pace to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Pace, and Pace has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither Pace nor Pace’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Pace, (ii) any fraud, whether or not material, that involves Pace’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Pace or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Pace SEC Reports. To the knowledge of Pace, none of the Pace SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

SECTION 7.08 Absence of Certain Changes or Events. Since its formation, except as expressly contemplated by this Agreement, (a) Pace has conducted its business in all material respects in the ordinary course and (b) there has not been a Pace Material Adverse Effect.

SECTION 7.09 Absence of Litigation. There is no Action pending or, to the knowledge of Pace, threatened against Pace, or any property or asset of Pace, before any Governmental Authority. Neither Pace nor any material property or asset of Pace is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Pace, continuing investigation by, any Governmental Authority.

SECTION 7.10 Board Approval; Vote Required.

(a) The Pace Board, by resolutions duly adopted by majority vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of Pace and its shareholders, (ii) approved this Agreement and the Transactions and declared their advisability, (iii) recommended that the shareholders of Pace approve and adopt this Agreement, the Domestication and the Merger, and directed that this Agreement, the Domestication and the Merger, be submitted for consideration by the shareholders of Pace at the Pace Shareholders’ Meeting.

(b) The only vote of the holders of any class or series of shares of Pace necessary to approve the Transactions is the affirmative vote of holders present (in person or by proxy) at the Pace Shareholders’ Meeting representing (i) with respect to the Pace Proposals (other than the Special Resolution Proposals) a majority of the then-outstanding Cayman Pace Ordinary Shares of such holders present and voting and (ii) with respect to the Special Resolution Proposals, a majority of at least 2/3 of the then-outstanding Cayman Pace Ordinary Shares of such holders present and voting.

(c) The board of directors of each Merger Sub, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the applicable Blocker Merger(s) are fair to and in the best interests of such Merger Sub and its stockholders, (ii) approved this Agreement and the applicable Blocker Merger(s) and declared their advisability and (iii) recommended that the stockholders of such Merger Sub approve and adopt this Agreement and approve the applicable Blocker Merger(s) and directed that this Agreement and the Transactions be submitted for consideration by the stockholders of such Merger Sub.

(d) The only vote of the holders of any class or series of capital stock of each Merger Sub necessary to approve this Agreement, the applicable Blocker Merger(s) and the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of common stock in such Merger Sub.

SECTION 7.11 No Prior Operations of Merger Subs. Each Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by its organization and this Agreement.

SECTION 7.12 Brokers. Except as set forth on Section 7.12 of the Pace Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Pace or any Merger Sub. Pace has provided the Company with a true and complete copy of all contracts, agreements and arrangements including its engagement letters, with Barclays Capital Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

SECTION 7.13 Pace Trust Fund. As of the date of this Agreement, Pace has no less than $450,000,000 in the trust fund established by Pace for the benefit of its public shareholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $15,750,000 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at JP Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of October 9, 2020, between Pace and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Pace has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Pace or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between Pace and the Trustee that would cause the description of the Trust Agreement in the Pace SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any person (other than shareholders of Pace who shall have elected to redeem their shares of Pace Class A Common Stock pursuant to the Pace Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay any Taxes owed by Pace as a result of assets of Pace or interest or other income earned on the assets of Pace, (B) upon the exercise of Redemption Rights in accordance with the provisions of the Pace Organizational Documents and (C) otherwise in accordance with the Trust Agreement. To Pace’s knowledge, as of the date of this Agreement, following the Closing, no shareholder of Pace is entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising Redemption Rights. There are no Actions pending or, to the knowledge of Pace, threatened in writing with respect to the Trust Account. Pace has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Pace at the Effective Time.

SECTION 7.14 Employees. Other than any officers as described in the Pace SEC Reports, Pace and Merger Subs have no employees on their payroll, and have not retained any Workers or individuals as contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by Pace’s officers and directors in connection with activities on Pace’s behalf in an aggregate amount not in excess of the amount of cash held by Pace outside of the Trust Account, Pace has no unsatisfied material liability with respect to any officer or director. Pace and Merger Subs have never and do not currently maintain, sponsor, or contribute to any Employee Benefit Plan.

SECTION 7.15 Taxes.

(a) All U.S. federal income and all other material Tax Returns required to be filed by or with respect to Pace have been duly and timely filed (taking into account any extension of time to file), and each such Tax Return is true, correct and complete in all material respects.

(b) All U.S. federal income and all other material Taxes owed by Pace for which Pace may otherwise be liable (whether or not shown on any Tax Return) have been paid in full.

(c) There is no claim against Pace for any material Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing by any Taxing Authority with respect to any Taxes or Tax Returns of or with respect to Pace.

(d) No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of income or other material Taxes or Tax matters is pending, being conducted or has been threatened in writing with respect to Pace;

(e) Pace has not received written notice of any claim from a Taxing Authority in a jurisdiction in which Pace does not file Tax Returns stating that Pace is or may be subject to Tax in such jurisdiction.

(f) Pace has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g) There are no liens or encumbrances for material Taxes upon any of the assets of Pace except for Permitted Liens.

(h) Pace is not a party to, is not bound by or does not have an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract or arrangement, in each case, other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes.

(i) Pace has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which Pace was the common parent).

(j) Pace has not had any material liability for the Taxes of any person (other than Pace) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise, in each case, other than an agreement, contract or arrangement the primary purpose of which does not relate to Taxes.

(k) Pace does not have any request for a material ruling in respect of Taxes pending between Pace, on the one hand, and any Taxing Authority, on the other hand.

(l) Pace has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m) Pace has made available to the Company true, correct and complete copies of all material income Tax Returns filed by Pace.

(n) Pace has not received a written notice from Taxing Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

SECTION 7.16 Registration and Listing. Prior to the Domestication, the issued and outstanding Cayman Pace Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “PACE.U.” The issued and outstanding Cayman Pace Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “PACE.” The issued and outstanding Cayman Pace Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “PACE.WS.” As of the date of this Agreement, there is no Action pending or, to the knowledge of Pace, threatened in writing against Pace by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the Cayman Pace Units, Cayman Pace Class A Ordinary Shares, or Cayman Pace Warrants or terminate the listing of Pace on the New York Stock Exchange. Other than as contemplated by the Transactions, none of Pace or any of its affiliates has taken any action in an attempt to terminate the registration of the Cayman Pace Units, the Cayman Pace Class A Ordinary Shares, or the Cayman Pace Warrants under the Exchange Act.

SECTION 7.17 Pace’s and Merger Subs’ Investigation and Reliance. Each of Pace and each Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by Pace and Merger Subs together with expert advisors, including legal counsel, that they have engaged for such purpose. Pace, Merger Subs and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the

Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Neither Pace nor any Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article V (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement. Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to Pace, Merger Subs or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Pace or Merger Subs or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. Pace and Merger Subs acknowledge that neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.

SECTION 7.18 Exclusivity of Representations. Except as otherwise expressly provided in this Article VII (as modified by the Company Disclosure Schedule), Pace hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Pace, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Pace, its affiliates or any of their respective Representatives by, or on behalf of, Pace, and any such representations or warranties are expressly disclaimed.

ARTICLE VIII.

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 8.01 Conduct of Business Pending the Merger.

(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 8.01(a) of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless Pace shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(ii) the Company shall and shall cause the Company Subsidiaries to, conduct their business in the ordinary course of business and in a manner consistent with past practice in all material respects; and

(iii) the Company shall, and shall cause each Company Subsidiary to, use its commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Company and the Company Subsidiaries taken as a whole.

(b) Each Blocker agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 8.01(b) of the Company Disclosure Schedule, (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority) and (4) the Blocker Restructuring, unless Pace shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed), such Blocker shall conduct its business in the ordinary course of business and in a manner consistent with past practice in all material respects.

(c) By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 8.01(a) of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Pace (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(ii) (A) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any Equity Interests of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any Equity Interests (including, without limitation, any phantom interest), of the Company or any Company Subsidiary; or (B) sell any assets of the Company or any Company Subsidiary that would reasonably be expected to have a Company Material Adverse Effect;

(iii) form any subsidiary or acquire any Equity Interest or other interest in any other entity or enter into a joint venture with any other entity;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests;

(v) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vi) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any material assets or any corporation, partnership, other business organization or any division thereof; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, other than (1) intercompany indebtedness among the Company and its Subsidiaries or (2) indebtedness that is incurred in the ordinary course of business consistent with past practice (and, with respect to borrowed money indebtedness, is reasonably necessary to meet any current obligations of the Company and its Subsidiaries); or (C) merge, consolidate, combine or amalgamate with any person;

(vii) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former executive officer, (B) enter into any new (except as permitted under clause (E)), or materially amend any existing, employment, retention, bonus, change in control, severance, redundancy or termination agreement with any current or former executive officer whose base salary is in excess of $250,000, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former executive officer whose base salary is in excess of $250,000, (D) establish or become obligated under any collective bargaining agreement, collective agreement, or other contract or agreement with a labor union, trade union, works council, or other representative of executive officers; (E) hire any new executive officers whose base salary is in excess of $250,000; provided, however, that the actions described in subsections (A) shall be permissible to the extent made in the ordinary course of business consistent with past practice (and not to exceed 10% with respect to any such executive officer);

(viii) adopt, amend and/or terminate any material Plan except as may be required by applicable Law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

(ix) materially amend (other than reasonable and usual amendments in the ordinary course of business), the accounting policies or procedures, other than as required by GAAP;

(x) (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make (inconsistent with past practice), change or rescind any material election relating to Taxes (including, for the avoidance of doubt, any election that results in the Company or any Company Subsidiary being treated as other than a partnership or a disregarded entity for U.S. federal income tax purposes), or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes);

(xi) amend in a manner that is material and adverse to the Company or any Company Subsidiary any Material Contract;

(xii) fail to maintain the Leased Real Property, including the improvements located thereon or used in connection therewith, in substantially the same condition as of the date of this Agreement, except where the failure to maintain such Leased Real Property would reasonably be expected to have a Company Material Adverse Effect;

(xiii) fail to maintain the existence of, or use reasonable efforts to protect, Company-Owned IP to the extent that such action or inaction would reasonably be expected to have a Company Material Adverse Effect;

(xiv) permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company-Owned IP to the extent that such action or inaction would reasonably be expected to have a Company Material Adverse Effect;

(xv) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $1,000,000 individually or $2,000,000 in the aggregate; or

(xvi) enter into any contract or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from Pace to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 8.01 shall give to Pace, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company or any of the Company Subsidiaries prior to the Closing Date. Notwithstanding anything to the contrary herein, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, subject to applicable Law, the Company shall reasonably consult with Pace, and shall consider in good faith Pace’s input, in respect of any matters brought to the board of managers of the Company for its approval; provided that the Company shall not be required to provide to Pace any information if and to the extent doing so would (A) violate any applicable Law to which the Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any contract with such third-party, (C) violate any legally binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine. In addition, any action taken, or omitted to be taken, by the Company or any of the Company Subsidiaries to the extent that the Company or any of the Company Subsidiaries reasonably determine that such action or omission is necessary in response to new restrictions imposed by any Governmental Authority related to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Company and the Company Subsidiaries, taken as a whole, shall not be deemed to constitute a breach of Section 8.01. Prior to the Closing Date, each of Pace and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 8.02 Conduct of Business by Pace and Merger Subs Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including in connection with the Domestication and entering into various Subscription Agreements and consummating the Private Placements) and except as required by applicable Law (including as may be requested or compelled by any Governmental Authority), Pace agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Pace and Merger Subs shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and as required by applicable

Law (including as may be requested or compelled by any Governmental Authority), neither Pace nor Merger Subs shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) amend or otherwise change the Pace Organizational Documents or the applicable Merger Sub Organizational Documents or form any subsidiary of Pace other than Merger Subs;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the Pace Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Cayman Pace Ordinary Shares or Cayman Pace Warrants except for redemptions from the Trust Fund and conversions of the Cayman Pace Founders Shares as contemplated by this Agreement and the Cayman Pace Articles;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Pace or Merger Subs, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Pace or Merger Subs, except in connection with conversion of the Pace Founders Stock as contemplated by this Agreement and the Pace Certificate of Incorporation;

(e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Pace, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice or except a loan from the Sponsor or an affiliate thereof or certain of Pace’s officers and directors to finance Pace’s transaction costs in connection with the Transactions;

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h) (i) amend any material Tax Return, (ii) change any material method of Tax accounting, (iii) make (inconsistent with past practice), change or rescind any material election relating to Taxes, or (iv) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes;

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Pace or any Merger Sub;

(j) enter into any contract or arrangement with any broker, finder, investment banker or other person under which such person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(k) enter into any contract or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Pace to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 8.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of Pace prior to the Closing Date. Prior to the Closing Date, each of Pace and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

SECTION 8.03 Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and Pace on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 8.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect of any Claim; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against Pace, Merger Subs or any other person (a) for legal relief against monies or other assets of Pace or Merger Sub held outside of the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or for specific performance or other equitable relief in connection with the Transactions (including a claim for Pace to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption Rights)) or for fraud or (b) for damages for breach of this Agreement against Pace (or any successor entity) or Merger Subs in the event this Agreement is terminated for any reason and Pace consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Pace shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event Pace prevails in such action or proceeding.

ARTICLE IX.

ADDITIONAL AGREEMENTS

SECTION 9.01 Registration Statement.

(a) As promptly as reasonably practicable after the date hereof (which, for the avoidance of doubt, shall be no earlier than the availability of the Delivered Financial Statements), Pace and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by the Company), and Pace shall file with the SEC, a registration statement on Form S-4 relating to the Transactions (as amended from time to time, the “Registration Statement / Proxy Statement”) (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus that will be included therein as a prospectus with respect to Pace and that will be used as a proxy statement with respect to the Pace Shareholders’ Meeting to adopt and approve the Pace Proposals (as defined below) and other matters reasonably related to the Pace Proposals, all in accordance with and as required by the Pace Organizational Documents, any related agreements with Sponsor and its Affiliates, applicable Law, and any applicable rules and regulations of the SEC and the New York Stock Exchange). The Registration Statement / Proxy Statement shall be in form and substance reasonably acceptable to the Company (which shall not be unreasonably withheld, conditioned or delayed). Each of Pace and the Company shall use its reasonable best efforts to: (i) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, and without limitation, by using its reasonable best efforts to deliver true and complete copies of the audited or reviewed consolidated balance sheet of the Company and the Company Subsidiaries as required thereunder, and the related audited and unaudited consolidated statements of operations, cash flows and changes in equityholders’ equity of the Company and the Company Subsidiaries for the applicable periods, each prepared in accordance with GAAP and, with respect to any audited financials, audited in accordance with the auditing standards of the PCAOB and the associated audit reports and consents of the Company’s independent registered public accounting firm); (ii) promptly notify the other of, cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (iii) have the Registration Statement / Proxy Statement declared effective under the Securities Act, if applicable, as promptly as reasonably practicable after it is filed with the SEC; and (iv) keep the Registration Statement / Proxy Statement effective, if applicable, through the Closing in order to permit the consummation of the Transactions. Each of Pace and the Company shall promptly furnish the other all information concerning such party, its Subsidiaries, Representatives and shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 9.01; provided, however, that neither Pace nor the Company shall use any such information for any purposes other than those contemplated by this Agreement unless: (A) such party obtains the prior written consent of the other to such use (which consent shall not be unreasonably withheld, conditioned or delayed); or (B) to the extent that use of such information is required to avoid violation of applicable Law. Pace shall promptly advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, if any, the issuance of any stop order relating thereto or the suspension of the qualification of the Pace Class A Common Stock for offering or sale in any jurisdiction, and each of Pace and the Company shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) Pace represents that the information supplied by Pace or on behalf of Pace for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Pace, (ii) the time of the Pace Shareholders’ Meeting and (iii) the Closing. If, at any time prior to the Closing, any event or circumstance relating to Pace or its officers or directors, should be discovered by Pace which should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, Pace shall promptly inform the Company. All documents that Pace is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(c) The Company represents that the information supplied by the Company for inclusion in the Registration Statement / Proxy Statement shall not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement / Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Pace, (ii) the time of the Pace Shareholders’ Meeting and (iii) the Closing. If, at any time prior to the Closing, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Registration Statement / Proxy Statement, the Company, as applicable, shall promptly inform Pace. After the Closing, all documents that the Company is responsible for filing with the SEC in connection with the Transactions shall comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(d) If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that a tax opinion be prepared and submitted in connection with such Registration Statement / Proxy Statement, (i) Goodwin Procter LLP shall furnish such opinion, subject to customary assumptions and limitations, as requested or required by the SEC with respect to the Merger and the Company Recapitalization, (ii) Kirkland & Ellis LLP shall furnish such opinion, subject to customary assumptions and limitations, to the effect that the merger of Blocker Merger Sub I with and into TCV Blocker and the merger of TCV Blocker with and into Pace will qualify as a “reorganization” as described in Section 9.13(c)(ii), (iii) Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP shall furnish such opinion, subject to customary assumptions and limitations, as requested or required by the SEC with respect to the Blocker Mergers as to the Learn Blocker, and (iv) Vinson & Elkins LLP shall furnish such opinion, subject to customary assumption and limitations, as requested or required by the SEC with respect to the Domestication. Pace, the Company, the Blockers, and their affiliates shall use reasonable best efforts and reasonably cooperate with one another in connection with the issuance to Pace, the Blockers or the Company of any opinion relating to the Intended Tax Treatment, including using reasonable best efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Pace, the Company, the Blockers, or their affiliates, as applicable) containing customary representations reasonably necessary or appropriate for such counsel to render such opinion.

SECTION 9.02 Pace Shareholders’ Meeting; and Merger Subs Stockholder’s Approval.

(a) Pace shall: (i) take all action necessary under applicable Law and Pace Organizational Documents to call, give notice of, convene and hold a meeting of its shareholders (the “Pace Shareholders’ Meeting”) to seek (A) adoption and approval of this Agreement, including the Blocker Mergers and the Merger by the holders of Cayman Pace Ordinary Shares in accordance with applicable Law and exchange rules and regulations and the approval of the issuance of shares of Pace Class A Common Stock and Pace Class B Common Stock in accordance herewith, (B) adoption and approval of the Domestication, including the approval of the provisions of the organizational documents of Pace as such approval may be required under applicable Law (the “Special Resolution Proposals”), (C) approval of the issuance of shares of Pace Class A Common Stock in the Private Placements as such approval may be required under applicable rules of the New York Stock Exchange), (D) the adoption and the approval of the Pace Equity Plan; (E) approval of any other proposals reasonably agreed by Pace and the Company to be necessary or appropriate in connection with the Transactions or that either the SEC or New York Stock Exchange (or their respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; and (F) the adoption and approval of a proposal for the adjournment of the Pace Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in clauses (A) through (F), together, the “Pace Proposals”), which Pace Shareholders’ Meeting shall be held as promptly as reasonably practicable following the date the Registration Statement / Proxy Statement is declared effective by the SEC (and conditioned upon such declaration of effectiveness); and (ii) submit the Pace Proposals to, and use its reasonable best efforts to solicit proxies in favor of such Pace Proposals from, such holders at the Pace Shareholders’ Meeting. The Pace Board shall, by unanimous approval, recommend to its shareholders that they approve the Pace Proposals and shall include such recommendation in the Registration Statement / Proxy Statement. Notwithstanding the foregoing, the Pace Board may withdraw or modify its recommendation in the Registration Statement / Proxy Statement in response to any material event, change, fact, condition, occurrence or circumstance (x) first occurring after the date hereof or (y) first actually known (and not constructively known) by the Pace Board following the date hereof, if it determines in good faith, based on the advice of outside legal counsel, that a failure to withdraw or modify its recommendation would constitute a breach by the Pace Board of its fiduciary duties to Pace’s shareholders under applicable Law; provided, however, that the Pace Board may not withdraw or modify its recommendation in the Registration Statement / Proxy Statement unless Pace notifies the Company in writing at least three Business Days before taking that action of its intention to do so, and specifies the reasons therefor, and negotiates, and causes its financial and legal advisors to, negotiate with the Company in good faith during such three Business Day period (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company and, following such good faith negotiations, the Pace Board determines in good faith, based on the advice of its outside legal counsel, that a failure to withdraw or modify its recommendation in the Registration Statement / Proxy Statement would constitute a breach by the Pace Board of its fiduciary duties under applicable law.

(b) Promptly following the execution of this Agreement, Pace shall approve and adopt this Agreement and approve the Reverse Blocker Mergers and the Transactions, as the sole stockholder of each Blocker Merger Sub. Promptly following the Reverse Merger Effective Time, Pace shall approve the Direct Blocker Mergers as the sole stockholder of each Blocker.

SECTION 9.03 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and Pace shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s Representatives reasonable access at reasonable times upon prior notice to the officers, employees, Workers, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor Pace shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege, violate any legally-binding obligation to a third party with respect to confidentiality, non-disclosure or privacy, or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information previously provided in connection with this Agreement and the consummation of the transactions contemplated hereby and all information obtained by the parties pursuant to this Section 9.03 shall be kept confidential in accordance with the confidentiality agreement, dated December 2, 2020 (the “Confidentiality Agreement”), between Pace and the Company, the terms of which are incorporated herein by reference.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the structure and tax treatment of the Transactions and may disclose to such advisor, as is reasonably necessary, the structure and tax treatment of the Transactions and all materials (including any tax analysis) that are provided relating to such structure or treatment, in each case, in accordance with the Confidentiality Agreement.

SECTION 9.04 Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement, the parties shall not, and shall cause their respective Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning (A) any sale of any material assets of such party or any of the outstanding capital stock or any conversion, consolidation, liquidation, dissolution or similar transaction involving such party or any of such party’s Subsidiaries or (B) with respect to Pace, any transaction or series of related transactions under which Pace or any of its affiliates, directly or indirectly, (1) acquires or otherwise purchases any other person, (2) engages in a business combination with any other person or (3) acquires or otherwise purchases all or a material portion of the assets or businesses of any other person (in the case of each of (1), (2) and (3), whether by merger, consolidation, recapitalization, purchase or issuance of equity or debt securities, tender offer or otherwise) (each of A and B, an “Alternative Transaction”), other than with the other parties to this Agreement and their respective Representatives, (ii) enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 9.04. Each party shall, and shall cause its Subsidiaries and its and their respective affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. Each party also agrees that it will promptly request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date hereof (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If a party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then such party shall promptly (and in no event later than twenty-four (24) hours after such party becomes aware of such inquiry or proposal) notify such person in writing that such party is subject to an exclusivity agreement with respect to the Transaction that prohibits such party from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 9.04 by a party or any of its Subsidiaries or its or their respective affiliates or Representatives shall be deemed to be a breach of this Section 9.04 by such party.

SECTION 9.05 Employee Benefits Matters.

(a) The Company shall cause all notices to be timely provided to each participant under the Company UAR Plan as required by the Company UAR Plan in connection with the Transactions.

(b) Pace shall, or shall cause its applicable subsidiary to use commercially reasonable efforts to provide the employees of the Company and the Company Subsidiaries who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any Employee Benefit Plan, program or arrangement established or maintained by Pace or any of its subsidiaries (excluding any retiree health plans or programs, or defined benefit retirement plans or programs or vesting under any equity or incentive compensation plan or arrangement established or adopted following the Effective time) for service accrued or deemed accrued prior to the Effective Time with the Company or any Company Subsidiary to the same extent such service was recognized by the Company or the applicable Company Subsidiary; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, subject to the terms of all governing documents, Pace shall use commercially reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the Employee Benefit Plans established or maintained by Pace or any of its subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, Pace will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing with respect to the calendar year in which the Closing occurs.

(c) Prior to the filing of the definitive Registration Statement / Proxy Statement, Pace will adopt a customary omnibus equity incentive plan that is reasonably acceptable to the Company and Pace, which plan will include an unallocated reserve equal to 15.0% of the outstanding shares of Pace Class A Common Stock immediately following the Effective Time and after giving effect to the shares of Pace Class A Common Stock issuable upon exercise of the Pace Warrants using treasury stock method assuming an $18.00 stock price and Company Warrants using treasury stock method assuming an $18.00 stock price and assuming that the Earnout Consideration is issued in full (the “Pace Equity Plan”).

(d) Following the Effective Time and as soon as practical following the filing of an effective Form S-8 Registration Statement under the Securities Act to register shares available for issuance under the Pace Equity Plan, Pace shall, and hereby covenants and agrees to, take all necessary action to grant to Charles Cohn a performance-based restricted stock unit award under the Pace Equity Plan covering a number of shares of Pace Class A Common Stock and with the terms and conditions all as set forth in Section 9.05(d) of the Company Disclosure Schedule (the “CEO Award”). Pace is hereby committing to issue the CEO Award in consideration for Charles Cohn’s commitment to forego cash compensation following the Effective Time in excess of $1.00 per year through the end of the performance period of the CEO Award. Notwithstanding Section 9.05(e) below, Charles Cohn will be a third-party beneficiary to this covenant.

(e) Except as provided in Section 9.05(d), the provisions of this Section 9.05 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any Employee Benefit Plan of the Company or shall require the Company, Pace, and each of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.

SECTION 9.06 Directors’ and Officers’ Indemnification.

(a) Pace agrees that with respect to the provisions of the limited liability company agreements of the Company or in any other documents relating to indemnification, advancement or expense reimbursement, such provisions shall survive the transactions contemplated by this Agreement, shall continue in full force and effect from and after the Effective Time, and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder for periods prior to the Effective Time of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company (the “Company D&O Persons”), unless such modification shall be required by applicable Law. For a period of six years from the Effective Time, Pace agrees that it shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law or the Company LLCA or in any other documents in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). To the maximum extent permitted by applicable Law, during such six (6)-year period, Pace shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the Company’s Organizational Documents or other applicable agreements as in effect immediately prior to the Effective Time.

(b) Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the directors’ and officers’ insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed 300% of the aggregate annual premium payable by the Company for its current directors’ and officers’ insurance policy (the “Maximum Premium”). If the Company elects to purchase such a “tail” policy prior to the Effective Time, Pace will maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy for an amount less than or equal to the Maximum Premium, the Company may instead obtain as much comparable “tail” insurance as possible for an annual premium less than or equal to the Maximum Premium.

(c) Prior to or in connection with the Closing, Pace may purchase a prepaid “tail” policy (a “Pace Tail Policy”) with respect to Pace’s current directors’ and officers’ insurance policy covering those persons who are currently covered thereby. If Pace elects to purchase such a Pace Tail Policy prior to or in connection with the Closing, Pace will maintain such Pace Tail Policy in full force and effect for a period of no less than six years after the Closing and continue to honor its obligations thereunder.

(d) Prior to or in connection with the Closing, Pace may purchase, subject to the Company’s consent, “go-forward” directors’ and officers’ insurance to cover the post-Closing directors and officers of Pace. From and after the date of this Agreement, Pace and the Company shall cooperate in good faith with respect to any efforts to obtain the insurance described in this Section 9.06(d), including but not limited to providing access to insurance broker presentations, underwriter quotes for such insurance, and draft policies for such insurance.

(e) If Pace or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of Pace shall assume all of the obligations set forth in this Section 9.06.

(f) On the Closing Date, Pace shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Pace with the post-Closing directors and officers of Pace, which indemnification agreements shall continue to be effective following the Closing.

SECTION 9.07 Notification of Certain Matters. The Company shall give prompt notice to Pace, and Pace shall give prompt notice to the Company, of any event that a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article XI), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article X to fail.

SECTION 9.08 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as necessary for the consummation of the Transactions and to fulfill the conditions thereto. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Notwithstanding the generality of the foregoing, prior to the Closing, Pace shall use its reasonable best efforts to consummate (i) the Private Placement in accordance with the Subscription Agreements and (ii) the transactions contemplated by the Forward Purchase Agreements in accordance with the terms thereof, and in each case the Company shall cooperate with Pace in such efforts. Pace shall not, without the prior written consent of the Company, permit or consent to any amendment, supplement or modification to the Letter Agreement, or any Subscription Agreement or Forward Purchase Agreement if such amendment, supplement or modification of such Subscription Agreement or Forward Purchase Agreement, as applicable, (A) changes (whether by reducing or increasing) the aggregate amount of proceeds contemplated by the Private Placements or Forward Purchase Agreements, or (B) amends the conditions precedent to the obligations of the investors party thereto to consummate the Private Placements or Forward Purchase Agreements. Prior to the Closing, Pace shall not, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), permit or consent to any amendment, supplement or modification to the Trust Agreement or the Cayman Pace Warrants; provided, that the Cayman Pace Warrants may be amended in connection with the Transactions as contemplated by this Agreement.

SECTION 9.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Pace and the Company prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. After the execution of this Agreement, Pace shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, applicable securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Pace shall consider such comments in good faith. The Company, on the one hand, and Pace, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Pace, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), Pace shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by applicable securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing. Between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article XI) unless otherwise prohibited by applicable Law or the requirements of the New York Stock Exchange, each of Pace and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement or any of the Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party except to the extent required by applicable Law or stock exchange rules. Furthermore, nothing contained in this Section 9.09 shall prevent Pace or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 9.09.

SECTION 9.10 Stock Exchange Listing. Pace will use its reasonable best efforts to cause: (a) the Pace Class A Common Stock issued in connection with the Transactions (including the Domestication) to be approved for listing on the New York Stock Exchange; (b) Pace to satisfy all applicable initial and continuing listing requirements of the New York Stock Exchange; and (c) the Pace Class A Common Stock and the Pace Warrants issuable in accordance with this Agreement, including the Domestication, the Merger and the Private Placements, to be approved for listing on the New York Stock Exchange (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, prior to the Effective Time. During the period from the date hereof until the Domestication, Pace shall use its reasonable best efforts to keep the Cayman Pace Units, Cayman Pace Class A Ordinary Shares and Cayman Pace Warrants listed for trading on the New York Stock Exchange.

SECTION 9.11 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and Pace each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act; provided, if the Closing occurs, the fees of each Party will be paid in accordance with Section 11.03. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b) Pace and the Company each shall, in connection with its efforts to obtain all Requisite Nerdy Approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 9.11(b) may be restricted to outside counsel and may be redacted (A) to remove references concerning the valuation of the Company, and (B) as necessary to comply with contractual arrangements.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

SECTION 9.12 Trust Account. As of the Effective Time, the obligations of Pace to dissolve or liquidate within a specified time period as contained in the Pace Certificate of Incorporation will be terminated and Pace shall have no obligation whatsoever to dissolve and liquidate the assets of Pace by reason of the consummation of the Merger or otherwise, and no shareholder of Pace shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Effective Time, Pace shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to Pace (to be held as available cash for immediate use on the balance sheet of Pace, and to be used (a) to pay the Company’s and Pace’s unpaid transaction expenses in connection with this Agreement and the Transactions and (b) thereafter, for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

SECTION 9.13 Tax Matters.

(a) The Company Holders’ Representative shall prepare and file, or cause to be prepared and filed (and, if applicable, Pace shall reasonably cooperate in filing), at the cost and expense of the Company, all applicable Income Tax Returns of the Company for any taxable period ending on or prior to the Closing Date and that are due after the Closing Date (collectively, the “Company Prepared Returns”). Each Company Prepared Return shall be prepared in a manner consistent with the Company’s past practices except as otherwise required by applicable Law.

Each Company Prepared Return filed after the Closing Date (taking into account applicable extensions) shall be submitted to Pace for review no later than 30 days prior to the due date for filing such Tax Return (taking into account applicable extensions). The Company Holders’ Representative shall consider in good faith all reasonable comments received from Pace in writing no later than the 10th day prior to the due date for filing any such Tax Return (taking into account applicable extensions). No filed Company Prepared Return may be amended after the Closing without the prior written consent of Pace and the Company Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Pace shall prepare and file, or cause to be prepared and filed, at the cost and expense of the Company, all Income Tax Returns of the Company for any Straddle Period (the “Pace Prepared Returns”). Except as otherwise required by applicable Law, each Pace Prepared Return shall be prepared in a manner consistent with the Company’s past practices to the extent any deviation from such past practices would reasonably be expected to affect the allocations of Company items of income, gain, loss, deduction or credit under Section 706 of the Code for such Straddle Period or the allocation of any such items within the pre-closing portion of such Straddle Period. Each Pace Prepared Return shall be submitted to the Company Holders’ Representative for review no later than the 30th day prior to the due date for filing such Tax Return (taking into account applicable extensions). Pace shall revise any such Pace Prepared Return to reflect all reasonable comments received from the Company Holders’ Representative no later than the 10th day prior to the due date for filing any such Tax Return (taking into account applicable extensions) to the extent such comments relate to the portion of the Straddle Period ending on the Closing Date. No filed Pace Prepared Return may be amended after the Closing without the prior written consent of the Company Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, each Income Tax Return for the Company for any Straddle Period (x) for which the “interim closing method” under Section 706 of the Code (or any similar provision of state, local or non-U.S. Law) is available shall be prepared in accordance with such method (with such interim closing occurring as of the Closing Date), and (y) for which an election under Section 754 of the Code (or any similar provision of state, local or non-U.S. Law) may be made shall effect such election (if not already in effect from a prior period, which election shall not be revoked). For the avoidance of doubt, all Tax Returns of the Company (other than Company Prepared Returns and the Pace Prepared Returns) that are filed after the Closing Date shall be prepared and filed in accordance with the terms of the Second A&R LLCA. Notwithstanding the deadlines set forth in this Section 9.13(a) with respect to any Tax Return described therein, the Company Holders’ Representative, Pace and the Company, as applicable, shall reasonably cooperate to set later deadlines if it is reasonably necessary in order to allow sufficient time for preparation and review of such Tax Return prior to the due date of such Tax Return (including applicable extensions).

(b) After the Closing, without the prior written consent of the Company Holders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Pace shall not (and shall neither cause nor permit the Company to) take any of the following actions: (A) amend, re-file or otherwise modify any Income Tax Return of the Company for any Pre-Closing Tax Period or Straddle Period or file any Income Tax Return with respect to the Company for any Pre-Closing Tax Period in any jurisdiction in which the Company has not previously filed such returns for any Pre-Closing Tax Period, (B) enter into an agreement to extend the statute of limitations with respect to any Income Tax Returns of the Company for any Pre-Closing Tax Period or Straddle Period, (C) make any Tax election or take any position on any Tax

Return with respect to the Company that would have retroactive effect to a Pre-Closing Tax Period or Straddle Period and that would reasonably be expected to increase the Tax liability of a Company Holder (or a direct or indirect owner of a Company Holder) with respect to such Pre-Closing Tax Period or Straddle Period, or (D) initiate discussion, voluntary disclosure or examination with any Taxing Authority regarding Income Tax Returns of the Company for any Pre-Closing Tax Period or Straddle Period. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 9.13.

(c) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows the U.S. federal income tax treatment), the Parties intend that:

(i) the Domestication be treated as a reorganization with the meaning of Section 368(a)(1)(F) of the Code;

(ii) each Reverse Blocker Merger and its corresponding Direct Blocker Merger, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 (such that, for the avoidance of doubt, there are three such integrated plans corresponding to the three separate integrated transactions) and qualify as a reorganization within the meaning of Section 368(a) of the Code;

(iii) (a) the Company Recapitalization be treated as a recapitalization event in which no taxable gain or loss is recognized and the Company be treated as continuing as a partnership pursuant to Section 708(a) of the Code following the Closing Date, and (b) where a Company Holder receives consideration (including Earnout Consideration) in the Merger (as set forth on the Allocation Schedule) in the form of cash or Pace Class A Common Stock, such Company Holder be treated as transferring Company Common Units to Pace in exchange for such consideration attributable to such transferred Company Common Units in a taxable exchange;

(iv) the Company Warrants be treated as noncompensatory options within the meaning of Treasury Regulations Section 1.721-2(f);

(v) the grant of Company Warrants to the Company Holders in exchange for no consideration be treated as an “open transaction” in which no gain or loss is recognized by the Company Holders at the time of grant; and

(vi) the contribution described in Section 2.01(i) be treated, in part, as a contribution of the assets held by Pace after the Merger and the Blocker Mergers (other than Company Up-C Units) to the Company in a contribution described in Section 721(a) of the Code and, in part, as a transfer of property to the Company in exchange for Company Warrants (such treatment in clauses (a)(i) through (vi), the “Intended Tax Treatment”).

(vii) The Parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(d) By executing this Agreement, the applicable Parties hereby adopt an applicable “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the Domestication and each applicable Blocker Merger, and each Party that is a party to such plan of reorganization (as determined for U.S. federal income tax purposes) agrees to file the statement required by Treasury Regulations Section 1.368-3(a).

(e) Each Party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party, in connection with the preparation and filing of Tax Returns required to be filed by the Company and Tax Returns pursuant to Section 9.13(a), including Pace signing and filing or causing to be signed and filed Company Prepared Returns that have been prepared in accordance with Section 9.13(a) on behalf of the Company (provided that if any Company Prepared Return does not include the comments provided by Pace pursuant to Section 9.13(a), then the Company Holders’ Representative shall sign and file or cause to be signed and filed such Company Prepared Return), and any Tax Proceeding with respect to Taxes or Tax Returns of the Company, and in connection with any reasonable request made by a Company Holder (including a request for information) to enable such Company Holder to(i) determine the “amount realized” by such Company Holder for purposes of Section 1446(f) of the Code with respect to the transfer of partnership interests by such Company Holder pursuant to this Agreement, and (ii) provide a Modified Withholding Statement pursuant to Section 4.04(c). Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, Tax Proceeding or other Tax-related matter and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Following the Closing, Pace, the Company, and the other Parties (to the extent such Parties have any such books and records in their possession) shall retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the seven-year anniversary of the Closing Date, and to abide by all record retention agreements entered into with any Taxing Authority. The Parties shall (and shall cause their respective Affiliates (other than the Company after the Closing) to) provide any information reasonably requested to allow Pace or the Company or a Company Holder to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement.

(f) Each Party shall promptly notify the other Parties in writing upon receipt by the applicable Party or its Affiliates of notice of any Pre-Closing Period Tax Proceeding or Straddle Period Tax Proceeding. Such notification shall specify in reasonable detail the subject matter of such Tax Proceeding and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority. In connection with any Tax Proceeding:

(i) The Company Holders’ Representative shall have the right to control, at the cost and expense of the Company, any Pre-Closing Period Tax Proceeding; provided, however, that (A) Pace (at the cost and expense of the Company) shall have the right to participate in any such Tax Proceeding, (B) the Company Holders’ Representative shall use its commercially reasonable efforts to keep Pace reasonably informed with respect to such Tax Proceeding, (C) the Company Holders’ Representative shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Pace, which consent shall not be unreasonably withheld, conditioned or delayed, but only if such settlement, compromise, or abandonment would reasonably be expected to adversely affect the Tax Liability or Tax position of Pace or the Company, as applicable, and (D) the Company Holders’ Representative shall conduct the control of such Tax Proceeding diligently and in good faith.

(ii) Pace, at the cost and expense of the Company, will control any Straddle Period Tax Proceeding and any Tax Proceeding that the Company Holders’ Representative would otherwise have the right to control under Section 9.13(f)(i) if the Company Holders’ Representative elects in writing not to control such Tax Proceeding; provided, however, the Company Holders’ Representative (at its sole cost and expense) shall have the right to participate in any such Tax Proceeding and Pace shall (x) use its commercially reasonable efforts to keep the Company Holders’ Representative reasonably informed with respect to such Tax Proceeding, (y) not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Company Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed, but only if such settlement, compromise or abandonment would reasonably be expected to adversely affect the Tax Liability of the Company Holders (or any direct or indirect owners of a Company Holder), and (z) conduct the control of such Tax Proceeding diligently and in good faith.

(g) The Company shall prepare and file in a timely manner, all necessary Tax Returns and other documentation with respect to, and shall pay or cause to be paid, all Transfer Taxes relating to transfers that are the subject of this Agreement. If required by applicable Law, the other Parties will, and will cause their respective Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax. The Company shall provide the other Parties with evidence reasonably satisfactory to such other Party or Parties that such Transfer Taxes have been paid, or if the relevant transactions are exempt from Transfer Taxes, evidence of the filing of an appropriate certificate or other evidence of exemption.

(h) The Parties agree that (i) no election under Treasury Regulations Section 301.9100-22 shall be made with respect to the Company and (ii) no election under Section 6221(b) of the Code shall be made with respect to any taxable year of the Company that ends on or before or includes the Closing Date. To the extent permitted by applicable Law and within the scope of its authority, the Company Holders’ Representative shall cause itself, or a Person that the Company Holders’ Representative reasonably believes will act at the Company Holders’ Representative’s direction, to be the “partnership representative” (as such term is used in the Code) for any taxable year ending on or before the Closing Date for which the Company is treated as a partnership for U.S. federal income tax purposes; provided that the Pace Board will determine whether to make an election under Section 6226 of the Code (or any similar provision of U.S. state or local law) with respect to any such taxable year.

(i) The Parties agree to allocate the amount of taxable consideration treated as received in the Merger for U.S. federal income tax purposes in accordance with the Intended Tax Treatment among the assets of the Company for purposes of applying Sections 751, 743, 755 and 1060 of the Code and the Treasury Regulations promulgated thereunder using the methodology set forth on Section 9.13(i) of the Company Disclosure Schedules.

(j) The Parties agree to treat, for U.S. federal income tax purposes, the taxable year of Pace as ending on the close of the date on which the Domestication occurs.

SECTION 9.14 Blocker Indemnification.

(a) Notwithstanding anything to the contrary herein, from and after the Closing, each Blocker Holder (and their respective successors and assigns) with respect to the Blocker owned by such Blocker Holder prior to the Closing shall be responsible for, and shall indemnify, defend and hold harmless Pace and its subsidiaries from and against all Losses to the extent arising from or related to any of the following:

(i) a failure of any of the representations or warranties of such Blocker contained in Article VI to be true and correct as of the Closing Date; and

(ii) the Blocker Restructuring.

(b) The indemnification obligations of the Blocker Holders set forth in Section 9.14(a) shall survive the Closing until the first year anniversary of the Closing.

(c) Prior to the expiration of the indemnity in Section 9.14(a) or the resolution of any claim with respect to the indemnity in Section 9.14(a), the Blocker Holders, with respect to their Blocker, will have rights with respect to the Tax Returns of such Blocker for any Pre-Closing Tax Period and with respect to any Tax Proceeding or Tax matter with respect to the Blocker for a Pre-Closing Tax Period, in each case that are substantially equivalent to the rights the Company and the Company Holders’ Representative have under Section 9.13.

SECTION 9.15 Written Consent.

(a) As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Written Consent Deadline”), the Company shall obtain and deliver to Pace a true and correct copy of an irrevocable written consent (in the form of Exhibit F) approving this Agreement, the Allocation Schedule, other the Transaction Documents to which the Company or any Blocker, as applicable, is or will be a party and the Transactions (including the Company LLC Conversion, the Merger and each Blocker Merger, as applicable) that is duly executed by the Company Holders and Blocker Holders that constitute Requisite Nerdy Approval (the “Written Consent”). As contemplated by Section 9.17(b), such Written Consent shall also approve the termination of (i) the agreements set forth on Section 5.20 of the Company Disclosure Schedule and (ii) the agreements set forth on Section 9.17(b) of the Company Disclosure Schedule.

SECTION 9.16 Delivered Financial Statements. The Company shall use reasonable best efforts to deliver true and complete copies of as soon as reasonably practicable following the date of this Agreement, the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020, and the related audited consolidated statements of operations, cash flows and changes in equityholders’ equity of the Company and the Company Subsidiaries for the three-year period ended December 31, 2020 audited in accordance with the auditing standards of the PCAOB and (collectively, the “Delivered Financial Statements”).

SECTION 9.17 Certain Company Matters.

(a) At the Closing, Pace shall repay, or cause to be repaid, all outstanding amounts owed by the Company under the Company Credit Agreement at the Closing Date pursuant to the Payoff Letters (as defined below) and the Company shall cause to be terminated all commitments of the applicable lenders in respect of the Company Credit Agreement (collectively, the “Closing Payoff”). With respect to the Company Credit Agreement, in order to facilitate the Closing Payoff, the Company shall, prior to Closing, (i) deliver all notices and take all other customary actions required to effect the Closing Payoff, (ii) obtain and deliver to Pace (A) customary payoff and termination documentation, in form and substance reasonably satisfactory to Pace (collectively, the “Payoff Letters”), which Payoff Letters shall provide that, to the extent applicable and unless otherwise agreed by Pace, the applicable lenders have agreed to release all guarantees of such indebtedness and all Liens in respect of such indebtedness relating to the assets and properties of the Company and the Company Subsidiaries, in each case, immediately upon receipt of the amounts indicated in such Payoff Letters and (B) customary release documentation for each related guarantee and each Lien in respect thereof (including mortgage releases, if applicable), in each case, in form and substance reasonably satisfactory to Pace (the “Release Documentation”).

(b) Immediately prior to the Closing, the Company shall, and shall cause its affiliates to, terminate or cause to be terminated (i) all of the agreements required to be set forth on Section 5.20 of the Company Disclosure Schedule and (ii) the agreements set forth on Section 9.17(b) of the Company Disclosure Schedule. No such agreement (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing, and the Company and each Company Subsidiary shall be released from all Liabilities thereunder effective as of the Closing.

SECTION 9.18 Transfer and Voting Restrictions. During the period commencing on the date of Closing and ending on the six-month anniversary of Closing, each Blocker Holder agrees not to (i) Transfer any shares of Pace Class A Common Stock or Pace Warrants or (ii) deposit any shares of Pace Class A Common Stock or Pace Warrants into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to such shares of Pace Class A Common Stock or Pace Warrants or grant any proxy, consent or power of attorney with respect thereto. To the extent any Company Holder receives shares of Pace Class A Common Stock in connection with Closing, the Company shall cause such Company Holder to enter into an agreement with Pace pursuant to which such Company Holder agrees to the restrictions contained in this Section 9.18.

ARTICLE X.

CONDITIONS TO THE MERGER

SECTION 10.01 Conditions to the Obligations of Each Party. The obligations of the Company, Pace, the Blockers and Merger Subs to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible and by the party for whose benefit such condition exists) at or prior to the Effective Time of the following conditions:

(a) Written Consent. The Written Consent shall have been delivered to Pace.

(b) Pace Shareholders’ Approval. The Pace Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of Pace in accordance with the Registration Statement / Proxy Statement, the DGCL, the Pace Organizational Documents and the rules and regulations of the New York Stock Exchange.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Blocker Mergers and the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Blocker Mergers and the Merger.

(d) HSR. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

(e) Stock Exchange Listing. The Pace initial listing application with the New York Stock Exchange in connection with the transactions contemplated by this Agreement with respect to the shares of Pace Class A Common Stock shall have been approved and, immediately following the Effective Time, Pace shall satisfy any applicable initial and continuing listing requirements of the New York Stock Exchange with respect to the shares of Pace Class A Common Stock, and Pace shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the shares of Pace Class A Common Stock shall have been approved for listing on the New York Stock Exchange, or another national securities exchange mutually agreed to by the parties, as of the Closing Date (subject to the satisfaction of all other requirements set forth in this Section 10.01(e)).

(f) Domestication. The Domestication shall have been completed as provided in Section 2.02(c) and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Pace and the Company.

(g) Registration Statement / Proxy Statement. The Registration Statement / Proxy Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement / Proxy Statement shall have been initiated or be threatened in writing by the SEC.

(h) Pace Net Tangible Assets. Pace shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights (and following the Private Placements) in accordance with the Pace Organizational Documents.

SECTION 10.02 Conditions to the Obligations of Pace and Merger Subs. The obligations of Pace and Merger Subs to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible and by the party for whose benefit such condition exists) at or prior to the Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company and the Blockers contained in (i) Section 5.01, Section 5.03(a), Section 5.04, Section 5.07(c), Section 5.22, Section 6.01, Section 6.02(a), Section 6.03 and Section 6.06 shall each be true and correct in all material respects as of the date hereof and the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) (except, with respect to Section 5.03(a), for de minimis inaccuracies, and, with respect to Section 5.07(c), immaterial amounts and any amounts incurred in compliance with Section 8.01(c)) and (ii) the other provisions of Article V and Article VI shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to (A) with respect to Article V, have a Company Material Adverse Effect and (B) with respect to Article VI, prevent, materially delay or materially impede the performance by Blocker of its obligations under this Agreement or the consummation of the Blocker Mergers and the Transactions.

(b) Agreements and Covenants. Each of the Company and each Blocker shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. (i) The Company shall have delivered to Pace a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 10.02(a) and Section 10.02(b) (other than as related to the Blockers) and (ii) each Blocker shall have delivered to Pace a certificate, dated the date of the Closing, signed by an officer of such Blocker, certifying as to the satisfaction of the conditions specified in Section 10.02(a) and Section 10.02(b) with respect to such Blockers.

(d) Registration Rights Agreement. All parties to the Registration Rights Agreement (other than Pace and the Pace stockholders party thereto) shall have delivered, or cause to be delivered, to Pace copies of the Registration Rights Agreement duly executed by all such parties.

(e) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Effective Time.

(f) Financial Statements. The Company shall have delivered to Pace (i) the Delivered Financial Statements and any other financial statements contemplated by Section 9.01 and (ii) true and complete copies of any audited financial statements (which shall be accompanied by an unqualified report of its independent registered public accounting firm) and any unaudited financial statements, in each case, that are required to be included under Item 2.01, 5.06 and/or

9.01 of Form 8-K in connection with a Current Report on Form 8-K to be filed by Pace under the Exchange Act as a result of consummation of the Transactions, assuming such Form 8-K is filed on the first Business Day immediately following the Closing Date (together with any consents of the Company’s independent registered public accounting firm required under the Securities Act or the Exchange Act in connection with the filing of such Current Report on Form 8-K).

(g) Deliveries. The Company shall have delivered or cause to be delivered, (i) copies of the Second A&R LLCA, duly executed by Company Holders whose signatures are required to approve the Second A&R LLCA and (ii) copies of the Tax Receivable Agreement, duly executed by the Company.

SECTION 10.03 Conditions to the Obligations of the Company and the Blockers. The obligations of the Company and the Blockers to consummate the Transactions, including the Blocker Mergers and the Merger, are subject to the satisfaction or waiver (where permissible and by the party for whose benefit such condition exists) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Pace and Merger Subs contained in (i) Section 7.01, Section 7.03 (other than clauses (a) and (e) thereof, which is subject to clause (iii) below), Section 7.04 and Section 7.12 shall each be true and correct in all material respects as of as of the date hereof and the Effective Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) Section 7.03(a) and Section 7.03(e) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 8.02 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, Pace, any Merger Sub or their affiliates and (iii) the other provisions of Article VII shall be true and correct in all respects (without giving effect to any “materiality,” “Pace Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Pace Material Adverse Effect.

(b) Agreements and Covenants. Pace and Merger Subs shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate. Pace shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of Pace, certifying as to the satisfaction of the conditions specified in Section 10.03(a) and Section 10.03(b).

(d) Registration Rights Agreement. Pace shall have delivered a copy of the Registration Rights Agreement duly executed by Pace and the Pace stockholders party thereto.

(e) Material Adverse Effect. No Pace Material Adverse Effect shall have occurred between the date of this Agreement and the Effective Time.

(f) Available Cash. The amount of Available Cash shall not be less than $250,000,000.

(g) Deliveries. Pace shall have delivered, or cause to be delivered, to the Company (i) a copy of the Second A&R LLCA, duly executed by Pace and (ii) a copy of the Tax Receivable Agreement, duly executed by Pace.

ARTICLE XI.

TERMINATION, AMENDMENT AND WAIVER

SECTION 11.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any Requisite Nerdy Approval and adoption of this Agreement and the Transactions by the stockholders of the Company or Pace, as follows:

(a) by mutual written consent of Pace and the Company; or

(b) by either Pace or the Company if the Effective Time shall not have occurred prior to the date that is 180 days after the date hereof (as extended in accordance with this Agreement, the “Outside Date”); provided, however, that (i) if the SEC has not declared the Registration Statement / Proxy Statement effective on or prior to the Outside Date, the Outside Date shall be automatically extended by thirty (30) days and (ii) this Agreement may not be terminated under this Section 11.01(b) by or on behalf of any party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation shall have proximately caused the failure to consummate the Transactions on or prior to the Outside Date; and provided, further, that in the event that any statute or formal published regulation is enacted after the date hereof extending the applicable waiting period under the HSR Act, the Outside Date shall automatically be extended by the length of any such extension; or

(c) by either Pace or the Company if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Merger; or

(d) by either Pace or the Company if any of the Pace Proposals shall fail to receive the Required Pace Shareholder Approval at the Pace Shareholders’ Meeting;

(e) by Pace if any of the representations or warranties set forth in Article V or Article VI shall not be true and correct or if the Company or any Blocker has failed to perform any covenant or agreement on the part of the Company or any Blocker, as applicable, set forth in this Agreement, such that the conditions set forth in Sections 10.02(a) or 10.02(b) would not be satisfied (“Terminating Company Breach”); provided neither Pace nor any Merger Sub is then in breach of their respective representations, warranties, covenants or agreements in this Agreement so as to prevent the condition to closing set forth in Section 10.03(a) or Section 10.03(b) from being satisfied; provided further that, if such Terminating Company Breach is curable by the Company, Pace may not terminate this Agreement under this Section 11.01(e) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured by the earlier of (x) thirty (30) days after written notice of such breach is provided by Pace to the Company and (y) the Outside Date;

(f) by the Company if any of the representations or warranties set forth in Article VII shall not be true and correct or if Pace or any Merger Sub has failed to perform any covenant or agreement on the part of Pace or any Merger Sub, as applicable, set forth in this Agreement such that the conditions set forth in Sections 10.03(a) or 10.03(b) would not be satisfied (“Terminating Pace Breach”); provided that neither the Company nor any Blocker is then in breach of their representations, warranties, covenants or agreements in this Agreement so as to prevent the condition to closing set forth in Section 10.02(a) or Section 10.02(b) from being satisfied; provided, however, that, if such Terminating Pace Breach is curable by Pace and Merger Subs, the Company may not terminate this Agreement under this Section 11.01(f) for so long as Pace and Merger Subs continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured by the earlier of (x) thirty (30) days after written notice of such breach is provided by the Company to Pace and (y) the Outside Date; or

(g) by Pace, if the Company does not deliver, or cause to be delivered to Pace, the Written Consent in accordance with this Agreement on or prior to the Written Consent Deadline.

SECTION 11.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void, and there shall be no Liability or obligation under this Agreement on the part of any Party hereto, except as set forth in Section 9.03(a), Section 9.03(b), this Section 11.02 or Article XII, and any corresponding definitions set forth in Article I, (to the extent relating to the foregoing) which shall survive such termination and remain valid and binding obligations of the Parties. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 11.01 shall not affect (i) any Liability on the part of any Party for any willful material breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Subscription Agreement, any Confidentiality Agreement or any Transaction Support Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

SECTION 11.03 Expenses. Except as set forth in this Section 11.03 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated; provided that if the Closing shall occur, Pace shall pay or cause to be paid, as soon as reasonably practicable upon consummation of the Merger and release of proceeds from the Trust Account, the unpaid Company Expenses and the unpaid Pace Expenses.

SECTION 11.04 Amendment. This Agreement may be amended in writing by the Parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto.

SECTION 11.05 Waiver. At any time prior to the Effective Time, (a) Pace may (i) extend the time for the performance of any obligation or other act of the Company or the Blockers, (ii) waive any inaccuracy in the representations and warranties of the Company or the Blockers contained herein or in any document delivered by the Company and/or the Blockers pursuant hereto and (iii) waive compliance with any agreement of the Company or the Blockers or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of Pace or Merger Subs, (ii) waive any inaccuracy in the representations and warranties of Pace or Merger Subs contained herein or in any document delivered by Pace and/or Merger Subs pursuant hereto and (iii) waive compliance with any agreement of Pace or Merger Subs or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE XII.

GENERAL PROVISIONS

SECTION 12.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.01):

if to Pace or Merger Subs:

TPG Pace Tech Opportunities Corp.

301 Commerce St., Suite 3300

Fort Worth, TX

Attention: Jerry Neugebauer

Email: gneugebauer@tpg.com

with a copy to:

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2500

Houston, TX 77002

Attention: Keith Fullenweider

Email: kfullenweider@velaw.com

if to the Company:

Live Learning Technologies LLC (d/b/a Nerdy)

101 S. Hanley Rd., Suite 350

St. Louis, MO 63105

Attention: Charles Cohn

Email: Charles@varsitytutors.com and corporate@varsitytutors.com with a copy to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: John Mutkoski and Jocelyn Arel

Email: jmutkoski@goodwinlaw.com and jarel@goodwinlaw.com

if to TCV Blocker:

Technology Crossover Ventures

528 Ramona Street

Palo Alto, CA 94301

Attention: General Counsel

Email: legal@tcv.com

with a copy to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention: Stephen L. Ritchie, P.C.

Fax: (312) 862-2200

Email: sritchie@kirkland.com

if to Learn Blocker:

Learn Capital

620 Congress Avenue, Suite 200

Austin, TX, 78701

Attention: Paul Strange

Email: paul@learncapital.com

with a copy to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard

Redwood City, CA 94063

Attention: Steve R. Ray

Email: sray@gunder.com

SECTION 12.02 Nonsurvival of Representations, Warranties and Covenants. Other than the representations, warranties, covenants, set forth in Section 4.01, Section 5.24, Section 7.18 and Section 9.18, each of which shall survive following the Effective Time, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) this Article XII and any corresponding definitions set forth in Article I and (c) the indemnification obligations contained in Section 9.14.

SECTION 12.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 12.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other Parties hereto.

SECTION 12.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 9.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 12.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 12.07 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.07.

SECTION 12.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.09 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 12.10 Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date will be automatically extended by: (i) the amount of time during which such Action is pending plus twenty (20) Business Days; or (ii) such other time period established by the court presiding over such Action.

SECTION 12.11 No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 12.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including without limitation any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach and, to the maximum extent permitted by applicable Law; and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 12.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.

SECTION 12.12 Company Holders’ Representative

(a) Each Company Holder irrevocably constitutes and appoints Charles Cohn as the “Company Holders’ Representative”, such Company Holder’s true and lawful attorney-in-fact and agent, with full power of substitution, and authorizes him acting for such Company Holder and in such Company Holder’s name, place and stead, in any and all capacities to do and perform every act and thing required, permitted, necessary or desirable to be done in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, as fully to all intents and purposes as such Company Holder might or could do in person, including to:

(i) take any and all actions (including, without limitation, executing and delivering any documents or amendments, incurring any costs and expenses on behalf of the Company Holders) and make any and all determinations which may be required or permitted in connection with the implementation of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby;

(ii) give and receive notices and communications under this Agreement and the Ancillary Agreements;

(iii) negotiate, defend, settle, compromise and otherwise handle and resolve any and all claims and disputes with Pace or its Affiliates arising out of or in respect of this Agreement or the Ancillary Agreements;

(iv) retain legal counsel, accountants, consultants and other experts, and incur any other reasonable expenses, in connection with all matters and things set forth or necessary with respect to this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby; and

(v) to make any other decision or election or exercise such rights, power and authority as are incidental to the foregoing or that is, in the opinion of the Company Holders’ Representative, necessary or advisable to effectuate the foregoing.

(b) Each of the Company Holders acknowledges and agrees that upon execution of this Agreement, upon any delivery by the Company Holders’ Representative of any waiver, amendment, agreement, opinion, certificate or other document executed by the Company Holders’ Representative, such Company Holder shall be bound by such documents as fully as if such Company Holder had executed and delivered such documents.

(c) Upon the death, disability or incapacity of the initial Company Holders’ Representative appointed pursuant to 12.12(a), each of the Company Holders acknowledges and agrees then such Person as is appointed by the Company Holders who held a majority of the outstanding Company Equity Securities immediately prior to the Closing shall be the Company Holders’ Representative. The Company Holders’ Representative may resign at any time; provided that it must provide the Company Holders who held a majority of the Company Equity Securities immediately prior to Closing thirty (30) days’ prior written notice of such decision to resign. The Company Holders’ Representative shall not receive compensation for service in such capacity. The designation of any Person as the Company Holders’ Representative is and shall be coupled with an interest, and, except as set forth in this Section 12.12, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Company Holders.

(d) Any and all actions taken or not taken, exercises of rights, power or authority and any decision or determination made by the Company Holders’ Representative in connection herewith shall be absolutely and irrevocably binding upon the Company Holders as if such Person had taken or not taken such action, exercised such rights, power or authority or made such decision or determination in its own capacity, and Pace may rely upon such action, exercise of right, power, or authority or such decision or determination of the Company Holders’ Representative as the action, inaction, exercise, right, power, or authority, or decision or determination of such Person, and no Company Holder shall have the right to object, dissent, protest or otherwise contest the same. Pace is hereby relieved from any liability to any Person for any acts done by the Company Holders’ Representative and any acts done by Pace in accordance with any decision, act, consent or instruction of the Company Holders’ Representative.

[Signature Page Follows.]

IN WITNESS WHEREOF, Pace, Merger Subs, the Blockers and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TPG PACE TECH OPPORTUNITIES CORP.

By:	/s/ Eduardo Tamraz
Name:	Eduardo Tamraz
Title:	Secretary

TPG PACE TECH MERGER SUB, LLC

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, Pace, Merger Subs, the Blockers and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

LIVE LEARNING TECHNOLOGIES LLC

By:	/s/ Charles Cohn
Name:	Charles Cohn
Title:	Chief Executive Officer

TCV VIII (A) VT, INC.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	President

LCSOF XI VT, INC.

By:	/s/ Paul Strange
Name:	Paul Strange
Title:	President and CEO

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, Pace, Merger Subs, the Blockers and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TPG PACE BLOCKER MERGER SUB I INC.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

TPG PACE BLOCKER MERGER SUB II INC.

By:	/s/ Michael LaGatta
Name:	Michael LaGatta
Title:	Vice President

[Signature Page to Business Combination Agreement]

BLOCKER HOLDERS, solely for the purposes of Section 9.13, Section 9.14 and Section 9.18.

TCV VIII (A), L.P.

By: Technology Crossover Management VIII, L.P.
It: General Partner

By: Technology Crossover Management VIII, Ltd.
Its: General Partner

By: Ric Fenton as authorized signatory

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND X, L.P.
By: Learn Capital Management X, LLC

By:	/s/ Rob Hutter
Name:	Rob Hutter
Title:	Managing Member

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XI, L.P.
By: Learn Capital Management XI, LLC

By:	/s/ Rob Hutter
Name:	Rob Hutter
Title:	Managing Member

[Signature Page to Business Combination Agreement]

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XII, L.P.
By: Learn Capital Management XII, LLC

By:	/s/ Rob Hutter
Name:	Rob Hutter
Title:	Managing Member

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XIII, L.P.
By: Learn Capital Management XIII, LLC

By:	/s/ Rob Hutter
Name:	Rob Hutter
Title:	Managing Member

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XVI, L.P.
By: Learn Capital Management XVI, LLC

By:	/s/ Rob Hutter
Name:	Rob Hutter
Title:	Managing Member

[Signature Page to Business Combination Agreement]